SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH December 01, 2008

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FEDERAL PUBLIC SERVICE
CVM - COMISSÃO DE VALORES MOBILIÁRIOS (SECURITIES COMMISSION)	Corporate Law
ITR – QUARTERLY INFORMATION	Reference Date: 09.30.08
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES
Voluntary Restatement

REGISTRATION AT THE CVM DOES NOT REQUIRE ANY EVALUATION ON THE COMPANY, BEING ITS DIRECTOR RESPONSIBLE FOR THE VERACITY OF THIS INFORMATION.

01.01 - IDENTIFICATION

1 - CVM CODE 01768-0	2 - COMPANY NAME BRASIL TELECOM PARTICIPAÇÕES S.A.	3 - CORPORATE TAXPAYER ID (CNPJ) 02.570.688/0001-70
4 - NIRE 5330000581-8

01.02 - ADDRESS OF COMPANY’S HEADQUARTERS

1 - COMPLETE ADDRESS: SIA/SUL - LOTE D - BL B - 1° ANDAR		2 – DISTRICT SIA
3 - ZIP code 71215-000	4 - CITY BRASÍLIA			5 - STATE DF
6 - AREA CODE (DDD) 61	7 - TELEPHONE 3415-1010	8 - TELEPHONE 3415-1256	9 - TELEPHONE 3415-1119	10 - TELEX
11 - AREA CODE (DDD) 61	12 - FAX 3415-1593	13 - FAX 3415-1315	14 - FAX -
15 - E-MAIL ri@brasiltelecom.com.br

01.03 - INVESTORS RELATIONS OFFICER (Address for correspondence to Company)

1 - NAME PAULO NARCÉLIO SIMÕES AMARAL
2 - COMPLETE ADDRESS: SIA/SUL - LOTE D - BL A - 2° ANDAR			3 – DISTRICT SIA
4 - ZIP code 71215-000	5 - CITY BRASÍLIA			6 - STATE DF
7 - AREA CODE (DDD) 61	3 - TELEPHONE 3415-1010	9 - TELEPHONE 3415-1140	10 - TELEPHONE	11 - TELEX
12 - AREA CODE (DDD) 61	13 - FAX 3415-1593	14 - FAX	15 - FAX
16 - E-MAIL ri@brasiltelecom.com.br

01.04 - REFERENCE / AUDITOR

ACCOUNTING PERIOD IN PROGRESS		CURRENT QUARTER			PREVIOUS QUARTER
1 - START	2 - END	3 - NUMBER	4 - START	5 - END	6 - NUMBER	7 - START	8 - END
01/01/2008	12/31/2008	3	07/01/2008	09/30/2008	2	04/01/2008	06/30/2008
9 - AUDITOR NAME/COMPANY NAME DELOITTE TOUCHE TOHMATSU AUDITORES INDEPENDENTES					10 - CVM CODE 00385-9
11 - NAME OF THE TECHNICAL RESPONSIBLE MARCO ANTONIO BRANDÃO SIMURRO					12 -INDIVIDUAL TAXPAYER ID (CPF) OF THE TECH. RESPONSIBLE TECHNICIAN - 755.400.708-44

Page: 1

01.05 - COMPOSITION OF CAPITAL STOCK

Number of Shares (Units)	1 - CURRENT QUARTER 09/30/2008	2 - PREVIOUS QUARTER 06/30/2008	3 - EQUAL QUARTER PREVIOUS 09/30/2007
Issued Capital
1 - Common shares	134,031,688	134,031,688	134,031,688
2 - Preferred shares	229,937,525	229,937,525	229,937,525
3 - Total	363,969,213	363,969,213	363,969,213
Treasury Shares
4 - Common shares	1,480,800	1,480,800	1,480,800
5 - Preferred shares	0	0	0
6 - Total	1,480,800	1,480,800	1,480,800

01.06 - COMPANY’S CHARACTERISTICS

1 - COMPANY TYPE Commercial, Industrial and Other Companies
2 - SITUATION TYPE Operating
3 - SHAREHOLDING NATURE National Holding
4 - ACTIVITY CODE 1130 - Telecommunications
5 - MAIN ACTIVITY SWITCHED FIXED TELEPHONY SERVICE EXPLOITATION
6 - CONSOLIDATED TYPE Total
7 - AUDITORS’ REPORT TYPE No Exception

01.07 - SUBSIDIARIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS

1 ITEM	2 – CNPJ	3 - COMPANY NAME

01.08 - DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 ITEM	2 – EVENT	3 - APPROVAL	4 - INCOME	5 - PAYM. START	6 - SHARE TYPE AND CLASS	7 - INCOME VALUE PER SHARE

Page: 2

01.09 - ISSUED CAPITAL AND CHANGES IN CURRENT YEAR

1- ITEM	2 - CHANGE DATE	3 - CAPITAL STOCK VALUE (in thousand of reais)	4 - CHANGE VALUE (in thousand of reais)	5 - CHANGE ORIGIN	7 – NUMBER OF SHARES ISSUED (Units)	8 - SHARE PRICE UPON ISSUANCE (Reais)

01.10 - INVESTOR RELATIONS OFFICER

1 - DATE 10/14/2008	2 - SIGNATURE

Page: 3

02.01 - BALANCE SHEET - ASSETS (IN THOUSAND OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - 09/30/2008	4 - 06/30/2008
1	Total Assets	6,110,596	5,938,102
1.01	Current Assets	1,627,858	1,595,755
1.01.01	Cash, Bank and Temporary Cash Investments	37,473	51,702
1.01.01.01	Cash and Bank	551	159
1.01.01.02	Cash Equivalent	36,922	51,543
1.01.02	Credits	0	0
1.01.02.01	Clients	0	0
1.01.02.02	Sundry Credits	0	0
1.01.03	Inventories	0	0
1.01.04	Others	1,590,385	1,544,053
1.01.04.01	Investments	1,375,354	1,325,659
1.01.04.02	Deferred and Recoverable Taxes	66,095	67,743
1.01.04.03	Escrow Deposits	50	40
1.01.04.04	Dividends Receivable	140,093	140,093
1.01.04.05	Other Assets	8,793	10,518
1.02	Non-Current Assets	4,482,738	4,342,347
1.02.01	Long-Term Assets	311,868	301,827
1.02.01.01	Sundry Credits	0	0
1.02.01.02	Credits with Related Parties	0	0
1.02.01.02.01	From Direct and Indirect Associated Companies	0	0
1.02.01.02.02	From Subsidiaries	0	0
1.02.01.02.03	From Other Related Parties	0	0
1.02.01.03	Others	311,868	301,827
1.02.01.03.01	Deferred and Recoverable Taxes	306,254	296,015
1.02.01.03.02	Escrow Deposits	5,614	5,812
1.02.01.03.03	Other Assets	0	0
1.02.02	Permanent Assets	4,170,870	4,040,520
1.02.02.01	Investments	4,170,240	4,039,837
1.02.02.01.01	Direct and Indirect Associated Companies	0	0
1.02.02.01.02	Direct and Indirect Associated Companies - Goodwill	0	0
1.02.02.01.03	Subsidiaries	4,170,240	4,039,837
1.02.02.01.04	Subsidiaries - Goodwill	0	0
1.02.02.01.05	Other Investments	0	0
1.02.02.02	Property, Plant and Equipment	620	673
1.02.02.03	Intangible Assets	10	10
1.02.02.04	Deferred Charges	0	0

Page: 4

02.02 - BALANCE SHEET - LIABILITIES (IN THOUSAND OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - 09/30/2008	4 - 06/30/2008
2	Total Liabilities	6,110,596	5,938,102
2.01	Current Liabilities	331,322	323,593
2.01.01	Loans and Financing	0	0
2.01.02	Debentures	0	0
2.01.03	Suppliers	201	505
2.01.04	Taxes, Duties and Contributions	41,755	39,685
2.01.04.01	Indirect Taxes	2	1,487
2.01.04.02	Taxes on Income	41,753	38,198
2.01.05	Dividends	213,786	207,988
2.01.06	Provisions	9	0
2.01.06.01	Provisions for Contingencies	9	0
2.01.07	Debts with Related Parties	0	0
2.01.08	Others	75,571	75,415
2.01.08.01	Payroll, Social Charges and Benefits	19	19
2.01.08.02	Consignment in Favor of Third Parties	69	86
2.01.08.03	Other Liabilities	75,483	75,310
2.02	Non-Current Liabilities	9,866	9,209
2.02.01	Long-Term Liabilities	9,866	9,209
2.02.01.01	Loans and Financing	0	0
2.02.01.02	Debentures	0	0
2.02.01.03	Provisions	3,723	3,788
2.02.01.03.01	Provisions for Contingencies	3,723	3,788
2.02.01.04	Debts with Related Parties	0	0
2.02.01.05	Advance for Future Capital Increase	0	0
2.02.01.06	Others	6,143	5,421
2.02.01.06.01	Indirect Taxes	0	0
2.02.01.06.02	Taxes on Income	6,143	5,421
2.02.02	Deferred Income	0	0
2.04	Shareholders’ Equity	5,769,408	5,605,300
2.04.01	Paid Up Capital Stock	2,596,272	2,596,272
2.04.02	Capital Reserves	309,178	309,178
2.04.02.01	Goodwill on Share Subscription	306,961	306,961
2.04.02.02	Other Capital Reserves	2,217	2,217
2.04.03	Revaluation Reserves	0	0
2.04.03.01	Owned Assets	0	0
2.04.03.02	Subsidiaries/Direct and Indirect Associated Companies	0	0
2.04.04	Revenue Reserves	265,964	265,964
2.04.04.01	Legal	265,964	265,964
2.04.04.02	Statutory	0	0
2.04.04.03	For Contingencies	0	0
2.04.04.04	From Profits to Realize	0	0

Page: 5

02.02 - BALANCE SHEET - LIABILITIES (IN THOUSAND OF REAIS)

1 - CODE	2 - DESCRIPTION	3 -09/30/2008	4 -06/30/2008
2.04.04.05	Profit Retention	0	0
2.04.04.06	Special Reserve for Undistributed Dividends	0	0
2.04.04.07	Other Profit Reserves	0	0
2.04.05	Retained Earnings/Accumulated Deficit	2,597,994	2,433,886
2.04.06	Advance for Future Capital Increase	0	0

Page: 6

03.01 - STATEMENT OF INCOME (IN THOUSAND OF REAIS)

1 - CODE	2 - DESCRIPTION	3 – 07/01/08 to 09/30/08	4 – 01/01/08 to 09/30/08	5 – 07/01/07 to 09/30/07	6 – 01/01/07 to 09/30/07
3.01	Gross Revenue from Sales and/or Services	0	0	0	0
3.02	Deductions from Gross Revenue	0	0	0	0
3.03	Net Revenue from Sales and/or Services	0	0	0	0
3.04	Cost of Goods and/or Services Sold	0	0	0	0
3.05	Gross Profit	0	0	0	0
3.06	Operating Expenses/Revenues	175,637	486,983	172,403	316,143
3.06.01	Selling Expenses	0	0	0	0
3.06.02	General and Administrative Expenses	(3,871)	(13,752)	(4,807)	(13,328)
3.06.03	Financial	49,201	(68,857)	43,153	(63,681)
3.06.03.01	Financial Income	52,123	143,760	45,859	150,627
3.06.03.02	Financial Expenses	(2,922)	(212,617)	(2,706)	(214,308)
3.06.04	Other Operating Income	148	7,514	451	2,386
3.06.05	Other Operating Expenses	(218)	(1,093)	(287)	(948)
3.06.06	Equity Income	130,377	563,171	133,893	391,714
3.07	Operating Income	175,637	486,983	172,403	316,143
3.08	Non-Operating Income	25	47,107	(895)	(353)
3.08.01	Revenues	25	56,795	75	617
3.08.02	Expenses	0	(9,688)	(970)	(970)
3.09	Income Before Tax and Minority Interests	175,662	534,090	171,508	315,790
3.10	Provision for Income and Social Contribution	(3,557)	(41,939)	(10,014)	(33,539)
3.11	Deferred Income Tax	(7,997)	1,496	(5,984)	411
3.12	Statutory Interest/Contributions	0	0	0	0
3.12.01	Interests	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Shareholders’ Equity	0	187,000	0	187,600
3.15	Income (Loss) for the Period	164,108	680,647	155,510	470,262

Page: 7

03.01 - STATEMENT OF INCOME (IN THOUSAND OF REAIS)

1 - CODE	2 - DESCRIPTION	3 – 07/01/08 to 09/30/08	4 – 01/01/08 to 09/30/08	5 – 07/01/07 to 09/30/07	6 – 01/01/07 to 09/30/07
	NUMBER OF OUTSTANDING SHARES, EX-TREASURY	362,488,413	362,488,413	362,488,413	362,488,413
	EARNINGS PER SHARE (REAIS)	0.45273	1.87771	0.42901	1.29732
	LOSS PER SHARE (REAIS)

Page: 8

01768-0 BRASIL TELECOM PARTICIPAÇÕES S.A.	02.570.688/0001-70

04.01 - NOTES TO FINANCIAL STATEMENTS

NOTES TO THE INTERIM FINANCIAL STATEMENTS AS OF 09/30/08

(In thousands of Brazilian reais – R$)

1. OPERATIONS

Brasil Telecom Participações S.A. (“the Company”) is a publicly-held company, incorporated according to article 189 of Law 9,472/97 - General Telecommunications Law, as part of TELEBRÁS’ spin-off process, whose protocol and justification was approved on May 22, 1998.

The Company is engaged in controlling companies that exploit fixed telephony public services in Region II of the PGO (General Concession Plan), approved by Decree 2,534 of April 2, 1998. Such control is exercised through Brasil Telecom S.A., which is a concessionaire responsible for the Switched Fixed Telephone Service (“STFC”) in Region II of PGO. In addition, the Company may also hold equity interests in other companies.

The Company is registered at the Brazilian Securities Commission (CVM) and at the U.S. Securities and Exchange Commission (SEC). Its shares are traded on the São Paulo Stock Exchange (BOVESPA), where it also integrates Level 1 of Corporate Governance, and trades its American Depositary Receipts (ADRs) on the New York Stock Exchange (NYSE).

The Company is controlled by SOLPART Participações S.A. (“SOLPART”), which holds, at the quarter closing date, 51.41% of its voting capital and 18.93% of its total capital.

Direct Subsidiaries

a. Brasil Telecom S.A.

BRASIL TELECOM S.A. is a concessionaire of the STFC (Switched Fixed Telephone Service) in Region II of the PGO, covering the Brazilian states of Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Goiás, Paraná, Santa Catarina and Rio Grande do Sul, in addition to Federal District. In this area, Brasil Telecom S.A. renders, since July 1998, the STFC in the modalities of local and intraregional long distance. As a result of these authorizations, this subsidiary began to exploit the Domestic and International Long Distance services in all Regions starting January 22, 2004. For Local Service in the new regions and PGO sectors, the service offering started on January 19, 2005.

The concession agreements in effect under the local and long distance services modalities, came into effect on January 1, 2006 and are effective until December 31, 2025. Additional information about these agreements is mentioned in note 4.j.

Information related to the quality and universal service goals of the Switched Fixed Telephone Service are available to interested parties on ANATEL’s homepage, on the website www.anatel.gov.br.

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b. Nova Tarrafa Participações Ltda. and Nova Tarrafa Inc.

The Company also holds the control of Nova Tarrafa Participações Ltda. (“NTP”) and Nova Tarrafa Inc. ("NTI"). These subsidiaries are engaged in holding interest in Internet Group (Cayman) Limited (“iG Cayman”), which is engaged in providing Internet access. iG Cayman is subsidiary of Brasil Telecom Serviços de Internet S.A, a company that is also an indirect subsidiary and operates in the internet segment.

NTP’s and NTI’s interest in iG Cayman at the quarter closing date represented 9.42% (9.42% on 06/30/08) and 0.16% (0.16% on 06/30/08), respectively, and together with Brasil Telecom Serviços de Internet S.A. total interest was 100% (100% on 06/30/08). The change in the interest during the semester is due to the repurchase of own its shares by iG Cayman, which belonged to shareholders that did not integrate the company under control of the Company.

Indirect Subsidiaries

In the second semester of 2006, the process for restructuring Brasil Telecom S.A. subsidiaries has started, since approved by the Company’s Board of Directors. Such restructuring aims at optimizing the control structure with reduction of companies, concentration of similar activities, simplification of equity among companies. The corporate alterations already performed, carried out based on the book values, did not have material effects in the cost structure. The alterations occurred in the quarters or fiscal years referred to in the present interim financial statements are mentioned in the comments of the companies below, when attributed to them.

Brasil Telecom S.A. has the following subsidiaries:

a. 14 Brasil Telecom Celular S.A.

14 Brasil Telecom Celular S.A. ("BrT Celular") is a wholly-owned subsidiary which is operating since the fourth quarter of 2004 to provide Personal Mobile Services (SMP), with authorization to serve Region II of the PGO.

b. BrT Serviços de Internet S.A.

BrT Serviços de Internet S.A. (“BrTI”) is a wholly-owned subsidiary whose main product, until July 31, 2008 was providing broadband internet services. On August 1, 2008 the Internet operations were transferred to its subsidiary Internet Group do Brasil S.A., and corresponded to the spun-off assets of R$26,423, calculated at carrying amount. BrTI reduced the value of its capital stock held by the Brasil Telecom S.A. in the same amount, which, in turn, received an increase in capital from Internet Group do Brasil S.A.

BrTI keeps on rendering added-value services, serving clients whose contracts define specific conditions.

BrTI, regardless of the spin-off described, still holds control of the companies mentioned below:iG companies iG operates as a dialup and broadband internet access provider also delivering added value services targeted for home and corporate markets, including the internet connection accelerator. In addition, iG also sells advertising space on its portal.

Page: 10

BrTI’s control over the iG Companies up to April 25, 2008 was attributed to its 88.81% share in the capital stock of Internet Group (Cayman) Limited (“iG Cayman”), established in the Cayman Islands. On that date, iG Cayman reported dividends to shareholders holding A Series Convertible Preferred Shares in the amount of R$ 76.5 million, of which R$ 51.2 million to the shareholder BrTI and R$ 25.3 million to the non-controlling shareholders outside Brasil Telecom companies. Thereafter, iG Cayman accomplished the repurchase of shares held by non-controlling shareholders outside Brasil Telecom companies, in the amount of R$ 19.6 million (equity value). After repurchasing shares, BrTI´s interest in iG Cayman was equivalent to 90.42% .

iG Cayman is a holding company that controls iG Participações S.A. (“iG Part”), which has an investment of 32.53% in the capital stock of Internet Group do Brasil S.A. (“iG Brasil”). iG Part and iG Brasil are companies organized and constituted in Brazil.

On June 2, 2008, iG Brasil company incorporated Freelance S.A. ("Freelance"), which held iBest´s operations, targeted for the Internet segment and, accordingly, compatible to iG´s operations. The report at merger prepared based on Freelance´s liquidation financial statements as of May 31, 2008, valued net assets at R$ 102,917. BrTI, which was the holder of 100% of the capital stock of Freelance, currently holds 53.82% of all shares of iG Brasil.

Concerning the former ownership structure of the companies composing iBest´s operations, iBest Holding Corporation, incorporated at Cayman Islands discontinued operations and was dissolved. The company’s dissolution certificate, issued at Cayman Islands on May 23, 2008 resulted in the write-off of investments in the amount of R$ 34, recorded in BrTI, its sole shareholder.

On June 2, 2008, iG Brasil also incorporated Central de Serviços Internet Ltda. (“CSI”), company that held 99.99% of capital stock. CSI was an exclusive services provider for iG Brasil and the net assets incorporated, included in the report dated May 31, 2008, corresponded to the amount of R$ 1,367.

Agência O Jornal da Internet Ltda. ("Jornal Internet")

BrTI holds 30 percent interest in the capital stock of Jornal Internet, which is engaged in the on-line sale of goods and services, issue of daily newspapers or magazines, and gathering, generating and disclosing news on selected events. Seventy percent of the capital stock of Jornal Internet is held by Caio Túlio Vieira Costa, vice president executive of the Company’s subsidiaries related to internet businesses.

c. Brasil Telecom Cabos Submarinos Ltda.

Brasil Telecom Cabos Submarinos Ltda (“BrT CS”) and its subsidiaries operate through a system of submarine optic fiber cables, with connection points in the United States, Bermuda, Venezuela and Brazil, allowing data traffic through integrated service packages, offered to local and international corporate clients.

BrT CS holds 100% of the capital of Brasil Telecom Subsea Cable Systems (Bermuda) Ltd. (“BrT SCS Bermuda”), which, in turn holds the total shares of Brasil Telecom of America Inc. (“BrT of America”) and Brasil Telecom de Venezuela, S.A. (“BrT Venezuela”).

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d. BrT Comunicação Multimídia Ltda.

Brasil Telecom S.A. held until April 10, 2007, 100% of MTH Ventures do Brasil Ltda. (“MTH”), a holding company that controlled the capital of Brasil Telecom Comunicação Multimídia Ltda, and Brasil Telecom S.A. and BrTI holding the remaining ownership interest. The Extraordinary General Meeting held on this date decided for the merger of MTH into Brasil Telecom S.A. Currently, Brasil Telecom S.A. holds interest corresponding to 89.83% at BrT Multimídia capital stock, with the remaining 10.17% is held by BrTI.

BrT Multimídia is a service provider of a private telecommunications network through local optical fiber digital networks in São Paulo, Rio de Janeiro and Belo Horizonte, and a long distance network connecting these major metropolitan business centers. It operates nationwide through commercial agreements with other telecommunication companies to offer services to other regions in Brazil. It also has web solution centers in São Paulo, Brasília, Curitiba, Porto Alegre, Rio de Janeiro e Fortaleza, which offer co-location and hosting, and other value added services.

e. Vant Telecomunicações S.A. (“VANT”)

Company whose total capital stock is practically held by Brasil Telecom S.A. BrTI holds only one share in VANT’s capital, representing less than 0.01% interest.

VANT is engaged in rendering multimedia communication services, acquisition and onerous assignment of capabilities and other means, operating in the main Brazilian state capitals.

f. Brasil Telecom Call Center S.A. (“BrT Call Center”)

Previously named Santa Bárbara dos Pinhais S.A, BrT Call Center, changed together with the of its corporate name, as decided in the shareholders’ meeting held on August 21, 2007, its corporate purpose to be engaged in providing call center services to third parties, including customer service, outbound and inbound telemarketing, training, support, consulting services and related activities, etc. Its operations started in November 2007 with rendering call center services to Brasil Telecom S.A. and its subsidiaries that demand this type of service. Previously, the call center services were outsourced.

g. BrT Card Serviços Financeiros Ltda. (“BrT Card”)

Company organized to provide management, control and support services for the development and sale of financial products and services, whose articles of organization were registered on July 17, 2008. Capital was paid up on September, 2008 and Brasil Telecom S.A. holds 99.99% of the shares. BrTI holds the remaining interest. On quarter end date, BrT Card had only highly liquid investments resulting from the payment of capital, and had not yet started its operations.

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Stock Purchase Agreement

According to a significant event issued on April 25, 2008, the Company and its parent company – Brasil Telecom Participações S.A., in aggregate referred to as “Brasil Telecom”, transcribed the significant event issued on April 25, 2008 by its direct and indirect shareholders, which refers to the Acquisition of Brasil Telecom´s Control.

As disclosed in the significant event issued by INVITEL S.A. (“Invitel”), shareholder and direct controller, informed that on April 25, 2008, the Stock Purchase Agreement (the “Agreement”) was concluded into between Investidores Institucionais Fundo de Investimento em Participações, Citigroup Venture Capital Internacional Brazil L.P., Priv Fundo de Investimento em Ações, Tele Fundo de Investimento em Ações, Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, Fundação 14 de Previdência Privada, Fundação Petrobrás de Seguridade Social – PETROS, Telos – Fundação Embratel de Assistência e Seguridade Social, Fundação dos Economiários Federais – FUNCEF, Opportunity Fund, Opportunity Lógica Rio Consultoria e Participações S.A., Opportunity Asset Administradora de Recursos de Terceiros Ltda., Opportunity Invest II Ltda., Opportunity Investimentos Ltda., Opp I Fundo de Investimentos em Ações, Opportunity Lógica II Fundo de Investimento em Ações, International Markets Investments, C.V., Luxor Fundo de Investimento Multimercado, Timepart Participações Ltda., collectivelly referred to as “Sellers”, and Banco de Investimentos Credit Suisse (Brazil) S.A. (“Purchaser”), with the mediation of Telemar Norte Leste S.A. (“Telemar”), Invitel and Solpart Participações S.A. (“Solpart”).

According to the Agreement, the Purchaser, as the commission agent of Telemar, contracted, subjected to the conditions below, the acquisition of 100% of shares issued by Invitel and held by the Sellers (the “Shares”), for the total amount of R$ 4,982,389, to be monetary adjusted based on the cumulative variation of daily average rates of Interbank Deposits – DI, from which Invitel’s net debt is to be deducted. The final sale amount will be determined when the conditions preceding the transaction are fulfilled. Also, the Purchaser contracted the acquisition of common shares of Brasil Telecom Participações S.A. (“BrT Part”), all attached to an agreement of shareholders of the controlling group of BrT Part, held directly by some Sellers, by the total amount of R$ 881,107, equivalent to the price per share of R$ 72.3058316215.

Invitel holds 99.99% of shares in Solpart, a privately-held company that holds 51.41% of the voting capital and 18.93% of the total capital stock in BrT Part. BrT Part, in its turn, a publicly-traded company holding 99.09% of common shares and 38.83% of preferred shares in Brasil Telecom S.A. (“BrT”), corresponding to 65.64% of BrT´s capital stock, in its turn, is a publicly-traded switched fixed telephony concessionaire, for use of general public, publicly rendered, operating in Area II, as defined by the General Concession Plan (PGO), established by Decree 2,534, of 04/02/98.

The agreed-upon transfer of Shares is subject to: (i) fulfillment of a precedent condition represented by prior approval from the National Telecommunications Agency – ANATEL, as provided in Article 97 of Law no. 9,472, of 7/16/97 (General Telecommunications Act – LGT); and (ii) condition subsequent consisting of the placement, by the Purchaser, of public offering for acquisition of shares with voting right issued by BrT Part and BrT, as provided in Article 254-A, of Law no. 6,404, of 12/15/76. Telecommunications industry regulations restricts the acquisition of control of a STFC by another STFC operating in a different region outlined by PGO, a restriction that may be removed at ANATEL´s discretion, as provided by article 202, paragraph 1, of Law no. 9,472, of 07/16/97 (General Telecommunications Act – “LGT”, as amended), in case ANATEL understands that such restriction no longer meets the objectives of the PGO.

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The Brazilian Association of Switched Fixed Telephony Concessionaires – ABRAFIX requested ANATEL to revise such restrictive rules, also proposing an amendment to PGO, so that the acquisition of one concessionaire by another operating in different region may be expressly permitted.

The Ministry of Communications sent to ANATEL Official Letter no. 11/2008/MC, with guidelines on the National Telecommunications Policy, recommending, among other initiatives for developing to the industry and fostering competition, suppression of the restrictions in articles 7 and 14 of PGO, that prohibit the transfer of control or concession that results in direct or indirect control of a single shareholder or group of shareholders, of concessionaires operating in different Regions of the PGO, allowing integration of STFC networks and geographic consolidation among Regions.

ANATEL issued on June 17, 2008 Public Consultation no. 23, on the General Granting Plan (“PGO”) Review Proposal for Services Rendered under Public Regulation, which remained available to the public in general for manifestation on its content until August 1, 2008. Further details on such public consultation are described in specific topic in note 4.j. It is expected that ANATEL issues a new proposal for such document, which will be sent as a suggestion to the Ministry of Communications for analysis and final proposition to be sent in the form of decree for approval of the President. Due to these regulatory restrictions, the agreed transfer of Shares is subject to a condition precedent, consisting of previous approval by ANATEL, under the Article 97 of Law No. 9,472, of 7/16/97 (General Telecommunications Act – LGT), within 240 days starting from the Agreement date.
The Purchaser and/or Telemar will not exercise, until the contracted purchase and sale transaction is completed, any kind of interference or influence upon the administration of corporate activities of Invitel, Solpart, BrT Part, BrT or any other of its respective direct or indirect subsidiaries.

Under the agreement, the Purchase acts as Telemar´s commission agent for share acquisition purposes of TNL, in conformity with articles 693 and 709 of the Civil Code. The Purchase´s rights, obligations and liabilities will be transferred to Telemar as soon as changes commented above are introduced to PGO.

The above-mentioned operation is subject to approval by agencies that compose the Brazilian System for Defense of Competition within the term and in the form set forth by the prevailing legislation.

On July 22, 2008 the Company and Brasil Telecom S.A. disclosed a material event reproducing another material event disclosed on the same day by Tele Norte Leste Participações S.A. (“TNLP”), Telemar Norte Leste S.A. (“Telemar”) and Coari Participações S.A. (jointly with TNLP and Telemar, the “Companies”). Such disclosure aimed at informing that in the Voluntary Public Bids for the purchase of preferred shares of BrT and BrT Part (“OPAs”), held on the same day the material events were disclosed, through the electronic trading system of BOVESPA, the subsidiaries of the Companies, Copart 1 Participações S.A. (“Copart 1”) and Copart 2 Participações S.A. (“Copart 2”), acquired 20,826,442 preferred shares from BrT Part and 13,366,365 preferred shares from BrT, respectively, representing approximately 9.06% and 7.56% of outstanding preferred shares of BrT Part and BrT, respectively.

As a result of the purchases carried out in the context of the takeover bids, Telemar become an indirect holder of 58,956,565 preferred shares of BrT and 76,645,842 preferred shares of BrT Part, representing 18.9% of the total preferred shares and 10.5% of the capital of BrT and 33.3% of total preferred shares and 21.1% of the capital of BrT Part, respectively.

Brasil Telecom´s management will keep the market and shareholders informed about the implementation of the conditions above and any new significant events that may occur.

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Litigation Release and Settlement Instrument

Transaction Agreement

When the Stock Purchase Agreement was signed, pending litigation that resulted in several lawsuits derived from the change in Brasil Telecom’s Management, occurred in the third quarter of 2005, were resolved. In a significant event notice of April 25, 2008, the Company and Brasil Telecom Participações S.A., in conjunction with 14 Brasil Telecom Celular S.A., collectively referred to as Brasil Telecom Parties, the terms and conditions that resulted in the transaction agreement were disclosed as follows:

1 – On April 25, 2008, Brasil Telecom Parties (on their behalf and on behalf of their Affiliated companies), Opportunity Fund and other Opportunity Parties/Banco Opportunity (on their behalf and on behalf of their Affiliated companies) entered into, in conjunction with Telemar Norte Leste S.A. (“Telemar”), a “Waiver, Transaction and Release Public Instrument” (“Transaction Agreement”), by means of which Brasil Telecom Parties and Opportunity Parties/Banco Opportunity have established the terms and conditions for resolving their current claims among the Parties and prevent new ones from being filed.

2 – According to item 1 above, Telemar also published on April 25, 2008, significant event notice expressing its interest in acquiring the control of Brasil Telecom Parties and their direct and indirect Affiliated Parties, since Telemar is not party and is not involved, whether directly or indirectly, in litigations of any nature between Opportunity Parties/Banco Opportunity and Brasil Telecom Parties (and their respective Affiliated Companies).

3 – It is publicly known that Brasil Telecom Parties and Opportunity Parties/Banco Opportunity (and their respective Subsidiaries) are involved in disputes and litigations in Brazil and abroad. Such Parties, without acknowledging the history or undertaking any responsibility related with the mutual litigations that they have decided to serve their mutual interests, avoiding further expenditures of time, efforts and resources in current and future litigations.

4 – Under the Transaction Agreement and to dismiss the litigation between Brasil Telecom Parties and Opportunity Parties/Banco Opportunity so as to make the objective in item 2 above feasible, Telemar undertook the obligation to pay a total amount of R$ 175,730 to Brasil Telecom Parties.

5 – That indicated amount shall be pay in two installments. The first one, in the amount of R$ 80,814 for prompt payment in favor of Brasil Telecom S.A., therefore dismissing the litigation between Brasil Telecom S.A. and Opportunity Parties/Banco Opportunity, that was pending abroad. The remaining one in the amount of R$ 94,916, divided as follows: (i) R$ 89,071 in favor of Brasil Telecom S.A. and (ii) R$ 5,845 in favor of Brasil Telecom Participações S.A., to be settled after transactions in litigation pending in Brazil are approved by an Extraordinary Shareholders´ Meeting of Brasil Telecom Participações S.A. and Brasil Telecom S.A.

6 – Under the Transaction Agreement, the agreement among Brasil Telecom Parties and Opportunity Parties/Banco Opportunity (and respective Affiliates) to definitively solve any existing claims and prevent any other from being filed, as well as payments under Telemar´s responsibility, do not depend on the completion of the transaction for acquiring the control of Brasil Telecom Parties by Telemar.

7 – The Transaction Agreement was signed independently from any other legal businesses or agreements entered into by and between Opportunity Parties/Banco Opportunity and Telemar and/or their respective affiliated Companies, parent companies and companies under common control and the validity and effectiveness of the Transaction Agreement have not been conditioned or bound by the validity, effectiveness, fulfillment, satisfaction of any conditions or any other events or circumstances related to any other legal businesses or agreements entered into by and between such Parties and/or respective affiliated companies, parent companies and companies under common control.

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Transaction Agreement Approval

The Company and Brasil Telecom S.A. in their respective Extraordinary Shareholders´ Meeting held on May 29, 2008, unanimously approved the releases and transactions under the Transaction Agreement entered into by Telemar Norte Leste S.A., Opportunity Fund and Others, which depended on Shareholders´ approval. As a result, the amounts mentioned in the Transaction Agreement have been fully settled by Telemar and received by BrT and BrT Part.

2. PRESENTATION OF INTERIM FINANCIAL STATEMENTS

Re-presentation of Quarterly Information

On October 17, 2008, the CVM issued Resolution no. 550, which deals with the presentation of information on derivative financial instruments. Such Resolution requires the inclusion of a specific note containing qualitative and quantitative information on all derivatives instruments; accordingly, the Company is restating the quarterly information of 09/30/08.

Additionally, note 42 of Subsequent Events has been altered to consider events occurred up to the restatement date.

Preparation Criteria

The interim financial statements have been prepared in accordance with the rules issued by CVM, applicable to the preparation of interim financial statements, including the CVM Instruction no. 469/08.

As the Company is a SEC registrant, it is subject to SEC’s standards and it must prepare financial statements and other information using criteria that comply with this agency’s requirements. To comply with these requirements and aiming at meeting the market’s information requirements’, the Company adopts as a principle the disclosure of information in both markets in their respective languages.

The notes to the interim financial statements are presented in thousands of reais, unless otherwise indicated. According to each situation, they present information related to the Company and the consolidated statements, identified as “COMPANY” and “CONSOLIDATED”, respectively. When the information is common to both situations, it is indentified as “COMPANY AND CONSOLIDATED”.

The amounts of escrow deposits tied to the Accrued liabilities for contingencies are presented as a deduction from the recognized liabilities.

Accounting estimates were based on objective and subjective factors and Management’s judgment for determining the adequate amount to be recorded in the interim financial statements. Significant items subject to these estimates and assumptions are the net book value of Property, Plant and Equipment, the allowance for doubtful accounts, inventories, deferred income and social contribution taxes, the reserve for contingencies, measurement of financial instruments, and assets and liabilities related to benefits to employees. Actual results could differ from those estimates. The Company’s management reviews these estimates at least quarterly.

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Amendment to Brazilian Corporate Law

On December 28, 2007, Law no. 11,638 was enacted, altering the provisions of the Brazilian Corporate Law – Law no. 6,404/76. The aforementioned law was designed primarily to update accounting practices as contemplated in Brazilian Corporate Law, so as to enable the convergence of Brazilian accounting practices with the international financial reporting standards (IFRS), and allow the Brazilian Securities Commission – CVM to issue new accounting standards and procedures, applicable to public companies in Brazil. The main changes introduced by the Law are effective for fiscal years beginning on or after January 1, 2008 and refers to:

  Replacement of the Statements of Changes in Financial Position by the Statements of Cash Flow;

  Obligatoriness of preparation of Statements of Value Added;

  Ability to maintain separate or auxiliary accounting ledgers and records for purposes of reflecting necessary adjustments to financial statements;

  Creation of a new account group, Valuation Adjustments Shareholders´ Equity, in Shareholders’ Equity and Intangible Assets, in permanent assets;

  Regulation of new criteria for the classification and measurement of investment in financial instruments, including derivatives;

  Requirement that certain long-term assets and liabilities be recorded at present value, and, if material, for certain other short-term assets and liabilities;

  Requirement to record under the caption property, plant and equipment those rights intangible assets received as a result of lease transactions (financial lease);

  Requirement that an analysis of the recoverability of noncurrent assets be performed;

  Changes in the parameters for accounting for affiliates under the equity method;

  Ability to create a Tax Incentive Reserve;

  Requirement that new assets resulting from a merger or spin-off be recorded at fair market value; and

  Elimination of the revaluation reserve.

On May 2, 2008, CVM issued the Instruction no. 469 which permitted the application of provisions of Law no. 11,638/07 in the preparation of interim financial statements during 2008 or the disclosure of the effects thereof in the notes to the interim financial statements, containing information on changes that may materially impact the interim financial statements for fiscal year 2008, represented by an estimate of any possible changes in shareholders’ equity and income for the period.

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The Company opted to disclose the accounting effects of changes introduced by Law no. 11,638/07 on these interim financial statements and record in the interim financial statements those items deemed material and that are mandatory under CVM Instruction no. 469/08. Accordingly, amounts payable in connection with authorizations for the 3G network exploitation have been adjusted to present value, as disclosed in note 36.

In addition to the provisions in CVM Instruction no. 469/08, the Company estimates that, although many of the changes introduced by the new Law still depend on regulation by CVM, material matters that may significantly impact the preparation of the interim financial statements have already been adopted or disclosed and refer to the segregation of Intangible Assets in permanent assets, presentation of the statement of cash flows and the statement of added value, this latter as part of the annual financial statements, and valuation of financial instruments at fair value disclosed comparatively to book value in note 4.

Below, are the effects resulting from: (i) financial trade leasing contracts, whose leased assets should be active in line with the international reporting financial standards; and (ii) share-based compensation for officers and employees (Article 7 of CVM Instruction no. 469/08).

	COMPANY		CONSOLIDATED
Shareholders’ Equity	09/30/08	06/30/08	09/30/08	06/30/08
Presentation in accordance with Law no. 6,404/76	5,769,408	5,605,300	5,769,408	5,605,300
Effects of adjustment	(9,053)	(14,051)	(9,053)	(14,051)
Presentation in accordance with Law no. 11,638/07	5,760,355	5,591,249	5,760,355	5,591,249

Net Income for the Period
Presentation in accordance with Law no. 6,404/76	680,647	516,539	666,871	502,760
Effects of adjustment	(5,713)	(4,235)	(5,713)	(4,235)
Presentation in accordance with Law no. 11,638/07	674,934	512,304	661,158	498,525

Consolidated interim financial statements

The consolidation was prepared in accordance with CVM Instruction no. 247/96 and includes the companies listed in note 1.

Some of the main consolidation procedures are:

  Elimination of intercompany balances and revenue and expenses;

  Elimination of intercompany investment account balances and related shareholdings, reserves and retained earnings; and

  Segregation of the portions of shareholders’ equity and income belonging to minority shareholders, indicated in specific items.

The reconciliation of the net income and the shareholders’ equity belonging to the Company and Consolidated is as follows:

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	NET INCOME
	09/30/08	09/30/07
COMPANY	680,647	470,262
Registrations carried out in the Subsidiary’s Shareholders’ Equity
Prescribed Dividends	(13,776)	(5,198)
Capitalized Interest in the Subsidiary	-	582
CONSOLIDATED	666,871	465,646

Other Related Parties Transactions

During the quarters presented, no transactions with related parties occurred, besides those eliminated in the consolidation process.

Statements of Cash Flows

On August 13, 2008, the CVM issued Deliberation No. 547 on the Statement of Cash Flows. The Company, which used to disclose its statements of cash flows under the Accounting Standard and Procedure (NPC) 20, of the Brazilian Institute of Independent Auditors (IBRACON), decided to disclose such statements in the present Quarterly Information according to such Deliberation of the CVM. For purposes of comparability with the current quarter, reclassifications were made related with the same quarter of 2007.

The main changes introduced by Deliberation 547/08 are as follows:

  cash comprises available cash, and time deposits, as well as short-term investments (securities with maturity lower than 90 days);

  cash flows starts with net income before income and social contribution taxes;

  minority interest is not considered;

  financial charges broken down into accrued charges and paid charges, separately as operating activities;

  presentation of income and social contribution taxes paid separately, as operating activities;

  creation of groups: (i) cash generated by operating activities and (ii) net cash generated by operating activities;

  presentation of dividends and interest on shareholders’ equity, as operating activities;

  presentation of lease payments as financing activities;

  change of the term temporary investments to cash investments; and

  change of the term cash and banks to cash equivalents.

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Segment Reporting

The Company is presenting, as supplement to note 41, the report by business segment. A segment is an identifiable component of a company, engaged in providing services (business segment) or supplying products and providing services which are subject to different risks and consideration.

3. SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

The criteria mentioned below refer to significant accounting practices adopted by the Company and its subsidiaries that are reflected in the consolidated interim financial statements.

a. Cash and Cash Equivalents: Cash comprises available cash and time deposits. Cash equivalents are short-term investments, with original maturity for ninety days or less, consisting of highly liquid securities, readily convertible to cash and with immaterial risk of change in amount, stated at cost plus added by income earned by the quarter end date, which does not exceed market value.

b. Financial Investments: The financial investments are short-term temporary investments, with original maturities superior to ninety days, represented by highly –liquid securities. They are stated at cost, plus income earned through the quarters end dates and do not exceed their fair value.

c. Trade Accounts Receivable: Receivables from users of telecommunications services are recorded at the amount of the tariff or service on the date the service is provided. Accounts receivable from services include credits for services rendered and not billed until the quarter dates. Receivables resulting from sales of cell phones and accessories are recorded at the amount of sales made when the goods are delivered and accepted by customers. The criterion adopted for recognizing the allowance for doubtful accounts takes into account the calculation of the actual percentage of losses incurred on each maturity of receivables. Future losses on the current receivables balance are estimated based on these loss percentages, which include accounts falling due and also the portion of unbilled services, thus forming the amount that could become a future loss, which is recognized as an allowance.

d. Material Inventories: Stated at the average acquisition cost, which does not exceed replacement cost. Inventories are segregated into plant expansion and plant maintenance, and inventories of goods for resale, consisting mainly of cell phones, accessories and electronic cards. The plant expansion inventories are classified into Property, Plant and Equipment (construction in progress), and maintenance inventories are classified into current and long-term assets, in accordance with the period in which they will be used, and the resale inventories are classified into current assets. Obsolete inventories are recorded as provisions for losses. As regards cell phones and accessories, the subsidiary BrT Celular records adjustments, in those cases where purchases were made at higher prices, conforming them to their realization value.

e. Investments: Investments in subsidiaries are accounted for under the equity method. Goodwill is calculated based on based on estimated future results and its amortization is based on the expected realization amount and period, not exceeding ten years. Other investments are stated at acquisition cost, less a provision for losses, when applicable. Investments resulting from income tax incentives are recognized on the date of investment, and result in shares of companies with tax incentives or investment funds. During the period between the investment date and receiving of shares or fund shares, they are recognized in long-term assets. These investments are periodically measured and the result of the comparison between their original and market costs, when lower, is recognized in provisions for probable losses.

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f. Property, Plant and Equipment: Stated at acquisition and/or construction cost, less accumulated depreciation. Financial charges related to obligations from assets and construction in progress financing are capitalized.

Expenses incurred are capitalized when they represent improvements (increase in installed capacity or useful life). Maintenance and repair expenses are recorded in the statement of income, on the accrual basis.

Depreciation is calculated under the straight-line method. Depreciation rates used are based on expected useful lives of the assets and in accordance with the standards of the Public Telecommunications Service.

g. Intangible Assets: Refer mainly to regulatory licenses and rights to use software. The amortization of software licenses is calculated under the straight-line method over a five-year period, while regulatory licenses are amortized according to the terms determined by the regulatory agency. When benefits are not expected from a license or right related such asset, the asset is written off against the nonoperating income.

h. Deferred Charges: Refer mainly to implementation and reorganization expenses. Amortization is calculated under the straight-line method over a period of 5 years. When benefits are not expected from such asset, the asset is written off against the nonoperating income.

i. Income and Social Contribution Taxes: Corporate tax income and social contribution taxes are accounted for on an accrual basis. These taxes levied on temporary differences and tax loss carryforwards are recorded under assets or liabilities, as applicable, according to the assumption of future realization or payment, within the criteria set forth by CVM Instruction no. 371/02.

j. Loans and Financing: Restated based on monetary and exchange variations, plus interest incurred through the quarter end dates. The same adjustment is applied to the guarantee contracts to hedge the debt.

k. Provision for Contingencies: The provision for contingency are recognized based on an assessment of their risks and are quantified based on economic grounds and legal opinions on the lawsuits and other events known on the quarter end date, according to the criteria of CVM Deliberation no. 489/05. The basis and nature of the provision for contingencies are described in note 6.

l. Revenue Recognition: Service revenue is recognized when services are provided. Local and long distance calls are charged based on time measurement according to the legislation in effect. Revenue from sales of payphone cards [Public Use Telephony (TUP)], cell phones and accessories is recognized when delivered and accepted by customers. For prepaid services linked to mobile telephony, revenue is recognized in accordance with services utilization. Revenue is not recognized when there is significant uncertainty as to its realization.

m. Expense recognition: Expenses are recognized on an accrual basis, considering their relation with revenue realization. Expenses related to future periods are deferred.

n. Financial Income (Expenses), Net: Financial income is recognized on an accrual basis and comprises interest earned on overdue bills settled after maturity, gains on cash investments and hedges. Financial expenses comprise interest incurred and other charges on loans, financing, hedging and other financial transactions. They also comprise the recognition of interest over assets and liabilities accounted at current value.

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Interest on Shareholders’ Equity, when credited, is included in financial expenses, and for interim financial statements presentation purposes, the amounts are reversed against income for the year and reclassified as a deduction from retained earnings, in the shareholders’ equity.

o. Employee Benefits: Private pension plans and other retirement benefits sponsored by the Company and its subsidiaries for their employees are managed by three foundations. Contributions are determined on an actuarial basis, when applicable, and accounted for on an accrual basis. Additional information on pension plans is described in note 5.

p. Profit Sharing: The provision for employee and management profit sharing is recognized on an accrual basis, and is accounted as an operating expense. The calculation of the amount, which is paid in the year subsequent to the year the provision is recognized, is based on the goals program established with the labor union through the collective bargaining agreement, in accordance with Law no. 10,101/00 and the Company’s bylaws.

q. Earnings per share: Calculated based on the number of shares outstanding at the quarter end date. Outstanding shares are represented by the totality of shares issued less treasury shares.

4. FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES (FINANCIAL INSTRUMENTS) AND RISK ANALYSIS

The Company and its subsidiaries evaluated of its assets and liabilities at their book value as compared to market or realizable values (fair value), based on information available and evaluation methodologies applicable to each case. The interpretation of market data regarding the choice of methodologies requires considerable judgment and determination of estimates to obtain an amount considered appropriate for each case. Accordingly, the estimates presented may not necessarily indicate the amounts that can be obtained in the current market. The use of different assumptions for calculation of market value or fair value may have material effect on the obtained amounts. The selection of assets and liabilities presented in this note was based on their materiality. Instruments whose amounts approximate their fair values, for example, cash, bank and temporary cash investments, accounts receivable, assets and liabilities of taxes, pension funds, etc., and whose risk assessment is immaterial, are not mentioned.

According to their nature, financial instruments may involve known or unknown risks and the Company’s judgment is important for the risk assessment. Thus, there may exist risks with guarantees or without guarantees depending on circumstantial or legal aspects. Some of the main market risk factors affecting the Company’s and its subsidiaries business are as follows:

a. Credit Risk

Most of the services provided by subsidiary Brasil Telecom S.A. are related to the Concession Agreement, and a significant portion of these services is subject to the determination of tariffs by the regulatory agency. The credit policy, in turn, in case of telecommunications public services, is subject to legal standards established by the concession grantor. The risk exists because Brasil Telecom S.A. and its subsidiaries may incur in losses arising from the difficulty in receiving amounts billed to its customers. Consolidated default up to the quarter was 2.51% (2.23% in 2007), taking into account total losses on accounts receivable in relation to gross revenue. The level of accounts receivable is constantly monitored through internal controls, thus limiting the risk of default, and cuts off access to the service (outbound phone traffic) if the bill is overdue for more than thirty days. Exceptions are made for telephone services, which should be maintained for national security or defense reasons.

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Subsidiary Brasil Telecom S.A. operates in co-billing related to long distance calls with the use of its CSP (Operator Selection Code) originated by subscribers of other fixed and mobile telephony operators. Co-billing receivables are managed by these operators, based on the operational agreements entered into with them and according to the rules set forth by ANATEL. The blocking rules set forth by the regulatory agency are the same for the fixed and mobile telephony companies, which are co-billing suppliers. This subsidiary controls separately this type of receivables and maintains an allowance for losses that may occur, due to risks of not receiving such amounts.

As regards mobile telephony, the credit risk in cell phones sales and services provide under the post-paid category is minimized by a credit pre-analysis. Also regarding post-paid services, whose customer base at the end of the quarter was 17.06% of the total portfolio (16.6% as of 06/30/08), accounts receivable are also monitored in order to limit the default rate and service is blocked (outbound phone traffic) when the bill is overdue for more than 15 days.

b. Exchange Rate Risk

Liabilities

Brasil Telecom S.A. has loans and financing contracted in foreign currency. The risk associated with these liabilities arises from the possibility that exchange rate changes may increase the balance of these liabilities. Loans subject to this risk represent approximately 15.1% (14.2% on 06/30/08) of total liabilities of consolidated loans and financing, less the foreign exchange hedge transactions contracted. In order to minimize this kind of risk, exchange hedge contracts have been entering into with financial institutions. Of the debt installment consolidated in foreign currency, 57.9% (59.2% on 06/30/08) is hedged with exchange rate swap and dollar options transactions and foreign currency-denominated cash investments. The unrealized positive or adverse effects in hedge transactions, using exchange rate swaps and dollar options, are recorded in the statement of income as earnings or losses, according to the status of each instrument.

Net exposure to exchange rate risk prevailing, at carrying and fair values, was as follows:

	CONSOLIDATED
	09/30/08		06/30/08
	Carrying value	Fair value	Carrying value	Fair value
Liabilities
Loans and Financing	601,174	611,977	547,032	566,922
Hedge Contracts	280,844	279,924	371,407	372,931
Total	882,018	891,901	918,439	939,853
Current	207,137	205,946	215,499	216,073
Long term	674,881	685,955	702,940	723,780

The method used for calculating the fair value of swap instruments was future cash flows associated to each instrument contracted, discounted at market rates prevailing at the quarter closing date. For securities tradable in organized markets, the fair value is equivalent to the value of the last closing quotation available at quarter closing date multiplied by the number of outstanding securities. For contracts in which the current contracting terms and conditions are similar to those in which they have been originated, or that do not present parameters for quotation or contracting, fair values are equal to carrying values.

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At the quarter end date, the book value of swap transactions recorded a net loss in the current fiscal year in the amount of R$ 2,855 (R$ 21,153 net loss on 06/30/08).

North American Dollar Options

Represented by US dollar-denominated transactions, contracted to hedge cash flows linked to the US dollar-denominated debt due to the possible significant appreciation against the Brazilian Real.

These transaction involve the purchase of call options fully financed by the sale of put options, and the exercise price is identical at both transactions. These transactions will mature in February 2009, when the Brasil Telecom S.A. will have the obligation to purchase US$64 million, if the US dollar exchange rate is below the exercise price or will be entitled to purchase US$80 million, if the dollar rate is above the exercise price.

At the quarter end date, the book value of these transactions recorded net earnings in the current fiscal year in the amount of R$3,725 (net loss of R$9,412 as of June 30, 2008), represented by R$1,303 in call options and R$2,422 in put options (net loss of R$3,528 and 5,884 as of June 30, 2008, respectively). The method used to calculate the fair value adopted for accounting recognition of options was the Black&Scholes method, adapted by Garman-Kohlhagen to consider specific characteristics of exchange options.

c. Interest Rate Risk

Assets

The consolidate assets results from loan to the phone directory company bearing interest indexed to the IGP-DI (general price index – domestic supply), as well as loans resulting from the sale of Property, Plant and Equipment to other telephony companies, bearing interest indexed to the IPA-OG (wholesales price index – general supply)/Industrial Products of Column 27 (FGV). The Company also has CDBs (bank certificates of deposit) with Banco de Brasília S.A. related to the guarantee to credit benefit granted by the Federal District Government under a program called PRO-DF (Economic and Sustained Development Support Program of the Federal District), which bear interest equivalent to 94% and 97% of the SELIC rate (Central Bank overnight rate).

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These assets are represented in the balance sheet as follows:

	CONSOLIDATED
	Carrying and fair values
	09/30/08	06/30/08
Assets
Loans, subject to:
IGP-DI	7,163	7,367
IPA-OG Column 27 (FGV)	16	104
Fixed-income securities, tied to:
SELIC rate	4,873	4,167
Total	12,052	11,638
Current	1,696	1,690
Long term	10,356	9,948

Carrying values match fair values because the current contract terms and conditions for these types of financial instruments are similar to the ones in which those were originated or do not presented parameters for quotation or contracting.

Liabilities

Brasil Telecom S.A. has loans and financing contracted in Brazilian currency subordinated to interest rates indexed to following indices: TJLP (long-term interest rate), UMBNDES (National Bank for Economic and Social Development monetary unit), CDI (Interbank Deposit Rate), and INPC. The risk inherent to these liabilities arises from possible fluctuations in these rates. The market rates are continuously monitored to assess the need to contract instruments to hedge against the fluctuations in these rates.

In addition to loans and financing, the subsidiary issued public debentures, nonconvertible into or exchangeable for shares. This liability has been contracted at an interest rate tied to CDI and the risk on this liability arises from possible rate increases.

These liabilities are represented in the balance sheet as follows:

	CONSOLIDATED
	09/30/08		06/30/08
	Carrying value	Fair value	Carrying value	Fair value
Liabilities
Financings bound to rates
TJLP (Long-Term Interest Rate)	2,053,557	2,091,401	2,106,808	2,148,705
UMBNDES	81,443	81,443	73,336	73,336
INPC	26,458	26,458	26,297	26,297
Other Indexes	95,568	95,568	21,435	21,435
Debentures - CDI	1,126,485	1,122,317	1,090,139	1,087,522
Total	3,383,511	3,417,187	3,318,015	3,357,295
Current	420,717	427,279	305,862	311,730
Long term	2,962,794	2,989,908	3,012,153	3,045,565

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The method used for calculating the fair value of swap instruments was future cash flows associated to each instrument contracted, discounted at market rates prevailing at the quarter end date. For securities tradable in organized markets, the fair value is equivalent to the value of the last end quotation available at quarter end date multiplied by the number of outstanding securities. For contracts in which the current contracting terms and conditions are similar to those in which they have been originated, or that do not present parameters for quotation or contracting, fair values are equal to carrying values.

d. Derivative Financial Instruments

Under the investment policy approved by the Board of Directors in May 2007, the Company and its subsidiaries are allowed to contract derivative transactions, without leverage, from prime financial institutions aiming at implementing investment strategies and hedging debts. The investment limits in derivative transactions cannot exceed the higher of 10% of total investments of the Company or total foreign currency-denominated indebtedness exposed to exchange fluctuations. Such transactions must be previously approved by the management in accordance with formally established procedures.

The Company and its subsidiaries have internal controls, which ensure timely monitoring of exchange exposure risks. As the Company holds derivative investments for debt hedging, the management and assessment of results obtained from such transactions consider only the reduction or elimination of the effects of foreign exchange rates fluctuation on its debt.

The amounts of derivative financial instruments are summarized below:

	CONSOLIDATED
	Maturity	Reference Amount (Notional)		Fair Value		Accumulated Effect Current Period
						Receivables	Payables
		09/30/08	06/30/08	09/30/08	06/30/08	09/30/08	09/30/08
Swap Contracts
Assets Position
Foreign Currency – Yen (i)	Sept/08 to Mar/11	280,703	340,005	204,117	195,902	-	203,197
Liabilities Position
Interest Rate – CDI (i)	Sept/08 to Mar/11	(280,703)	(340,005)	(484,041)	(568,833)	-	(484,041)
Net Amount		-	-	(279,924)	(372,931)	-	(280,844)

Options Contracts
Holder Position - Call
Foreign Currency – Dollar (ii)	Feb/09	US$ 80,000	US$ 80,000	8,156	973	8,156	-
Writer Position – Put
Foreign Currency – Dollar (ii)	Feb/09	(US$ 64,000)	(US$ 64,000)	(5,083)	(17,433)	-	(5,083)

Risk sensitivity analysis (not reviewed by independent auditors)

(i) Yen to CDI - Swap (Plain Vanilla)

In 2004 Brasil Telecom S.A. contracted foreign exchange swap transactions (plain vanilla) in order to hedge cash flows related with its yen-denominate liabilities with final maturity in March 2011. Under these contracts, the Subsidiary has an assets position in yens, plus fixed interest rate, and a liabilities position tied to a percentage of a one-day interest rate (CDI), thus hedging against the foreign exchange fluctuation risk of yen against the Brazilian real, which in effect represented a swap of yen cost of +1.92% p.m. with an average weighted rate of 96.15% of CDI. Such contracts were entered into with the following prime financial institutions: Citibank N.A. – Brazilian Branch; Citibank DTVM S.A.; Banco Citibank S.A, Banco JP Morgan S.A. and Banco Santander Brasil S.A. These transactions were duly registered with CETIP S.A. and there is no required guarantee margin on these contracts.

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As the assets position flows of swap contracts will be fully offset by liabilities flows of the yen- denominated debt, no fluctuation scenarios have been estimated for the future yen. The Company considers that the risk of being in default with one-day interest rates (CDI) is the increase of CDI. Based on the BM&F quotations on 10/17/08, management built up three scenarios of average CDI rates for the several maturities of swap transactions, as follows:

CDI Rates Scenarios

Maturity	Probable Scenario	Possible Scenario	Remote Scenario
Mar/09	14.14%	17.68%	21.21%
Sept/09	14.52%	18.15%	21.78%
Mar/10	14.80%	18.50%	22.20%
Sept/11	15.07%	18.84%	22.61%
Mar/11	15.41%	19.26%	23.11%

In the probable scenario, the Subsidiary, due to the foreign exchange hedging of yen denominated debt and its replacement by CDI flows, estimated cash outflows of R$361,219 by the final maturity of transactions, corresponding to the nominal sum of future net adjustments, which includes the accrual of foreign exchange fluctuation interest from 2004 to September 30, 2008 and future CDI estimates until their maturities. In the possible and remote scenarios, the cash outflow estimates would be R$388,750 and R$416,957, respectively. At the quarter end date, the accounting balance of swap transactions totaled liabilities of R$280,844.

(ii) US Dollar Options

Brasil Telecom S.A. contracted US dollar transactions to partially hedge cash flows tied to foreign currency-denominated debts (Notes issued in February 2004). These transactions involve the purchase of call options fully financed by the sale of put options, and an identical exercise price for both transactions. Such transactions have been contracted with the following prime financial institutions: Banco Santander Brasil S.A., Banco JP Morgan S.A., Banco Citibank S.A., HSBC Bank Brasil S.A. – Banco Múltiplo and Banco Alfa de Investimentos S.A. The transactions have been duly registered with CETIP S.A. and mature in February 2009. There is no required guarantee margin on these contracts

The Subsidiary has a long position purchased in dollars at the average price of R$1.9925/US$ . The notional value is US$80,000 for call options and US$64,000 put options. The estimate considered probable by the Company, based on future dollar on the BM&F on October 17, 2008, is of R$2.1621/US$ . The possible negative scenario is R$1.6216/US$ and remote negative scenario is R$1.0811/US$ . In the probable scenario of the Subsidiary, in view of the hedge of the dollar-denominated debt, there would be an estimate cash inflow of R$13,571, which has been calculated based on the intrinsic value of the options. In the possible and remote scenarios of estimated cash outflows, it would be R$23,738 and R$58,332, respectively.

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Sensitivity Analysis Schedule – Cash Effect

	COMPANY AND CONSOLIDATED
Transaction	Risk	Probable Scenario	Possible Scenario	Remote Scenario

Yen x CDI Swap	CDI Hike	(361,219)	(388,750)	(416,957)
US Dollar Option	Dollar Drop	13,571	(23,738)	(58,332)

In the possible and remote scenarios, losses of 25% and 50%, respectively, have been considered over the risk variations estimated as probable by the Company.

e. Risk of Failure to Tie Loans and Financing Monetary Adjustment Indexes to Accounts Receivable

Loan and financing rates contracted by subsidiary Brasil Telecom S.A. are not tied to receivables. Thus, there is a risk because the adjustments of telephone tariffs do not necessarily follow increases in local interest rates, which affect this subsidiary.

f. Contingencies

Contingencies are assessed according to probable, possible or remote loss. Contingencies considered as of probable risk are recorded in liabilities. Details on these risks are shown in note 6.

g. Investment-related Risks

The Company has investments measured under the equity method of accounting and the acquisition cost. Brasil Telecom S.A., Nova Tarrafa Participações Ltda. and Nova Tarrafa Inc. are subsidiaries, whose investments are measured under the equity method of accounting.

Investments measured at cost are immaterial in relation to total assets. The risks associated to them would not produce significant impacts for the Company in case of significant losses on these investments.

The amounts related to the investments are as follows:

	09/30/08		06/30/08
	Carrying value	Fair value	Carrying value	Fair value
Investments	4,170,240	13,406,291	4,039,837	13,966,711
Investments in subsidiaries	4,170,240	13,406,291	4,039,837	13,966,711
Listed in the stock market	4,167,337	13,403,388	4,033,693	13,960,567
Not listed in the stock market	2,903	2,903	6,144	6,144

The investment listed in the stock market refers to the interest held in Brasil Telecom S.A. and its fair value was measured based on the market quotation used for trading among minority shareholders.

h. Cash Equivalents and Financial Investments Risks

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Cash equivalents and financial investments in local currency are kept in financial investment funds (FIFs) and investments in its own portfolio of private securities (floating rate bank certificates of deposit) issued by prime financial institutions. The FIFs portfolios consist mainly of federal-government securities (floating rate securities) and CDBs issued by prime financial institutions (floating rate securities). Funds may carry out non-leveraged derivative transactions to hedge their portfolios and complying with the goals established in their corresponding investment policies. The exposure to market risks is monitored on a daily basis based on the VaR (Value at Risk) methodology, which qualifies the loss risk on these investments. As for the amounts expressed in foreign currency, they are represented by overnight operations, backed by securities issued by financial institutions located abroad, with low credit risk.

Short-term investments, classified as short-term investments, are represented by investments in securities issued by the Republic of Austria, with remuneration subject to CDI variation, and the Official Credit Institute (ICO), Spanish government entity, bearing fixed interest.

Investments in CDBs and overnight transactions are subject to the credit risk of financial institutions, and foreign currency-denominated investments are subject to the exchange rate risk.

The balances of cash equivalents and financial investments are presented in notes 16 and 17, respectively.

i. Risk of Early Maturity of Loans and Financing

Liabilities derived from financing mentioned in note 35, related to BNDES agreements, public debentures and most referring to financial institutions, have covenants that prescribe the early maturity of obligations or retention of amounts pegged to debt portions in the cases where certain levels for certain indicators, such as indebtedness ratios and leverage (financial covenants), are not met.

For the financing agreements maintained with BNDES, subsidiary Brasil Telecom S.A. must comply with a set of financial ratios and in the event of noncompliance with some of these ratios, the Bank is allowed to request the temporary blocking of values deposited in collection accounts tied to the agreements.

All indicators set forth in agreements are being complied with and thus no sanctions or penalties set forth in the agreement clauses entered into are being enforced upon the Company.

j. Regulatory Risk

Concession Agreements

Brasil Telecom S.A. entered into with ANATEL local and domestic long distance concession agreements, effective for the period January 1, 2006 - December 31, 2025. These new concession agreements, which provide for reviews on a five-year basis, in general have a higher intervention level in the management of the business and several provisions defending consumer’s interests, as noticed by the regulatory agency. The main highlights are:

(i)	The burden of the concession defined as 2% of revenue net of taxes, calculated every two years, started in 2006, and the initial payment was made on April 30, 2007. This will occur successively until concession termination. This calculation method, as regards its accrual, corresponds to 1% for each financial year;

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(ii)	The definition of new universal service goals, particularly AICE (Special Class Individual Access) with mandatory installation of network infrastructure for interconnection to high-capacity access networks;

(iii)	Possibility of the Regulatory Agency imposing alternative mandatory offer plans;

(iv)	Introduction of Regulatory Agency’s right to be involved in and change agreements of the concessionaire with third parties;

(v)	Inclusion of the parent company’s, subsidiary’s, affiliated companies’ and third parties’ assets, indispensable to the concession, as returnable assets; and

(vi)	Creation of the users’ council in each concession.

Interconnection tariffs are defined as a percentage public local and domestic long distance tariff until the effective implementation of cost model by service/modality, scheduled for 2009, as defined in the Regulation for Separation and Accounting Allocation Regulations (Resolution no. 396/05).

Authorizations for Third Generation Mobile Services – 3G

On April 29, 2008, 14 Brasil Telecom Celular S.A. obtained from ANATEL a Concession of Authorization for the Use of Radiofrequency Blocks, linked to the exploitation of Personal Mobile Services – SMP, to operate in sub-bands that allow offering products linked to the network of third generation mobile services – 3G – in its operational area. The value of these authorizations, valid for a period of fifteen years, extendable for an additional 15 years, for valuable consideration, is R$ 488,235. As a requirement for signing the term, BrT Celular paid 10% of the contracted amount, and the remaining amount shall be paid by December of the current year. SMP authorizations serving BrT Celular´s operational region will be unified within a maximum of eighteen months, beginning April 30, 2008 – date on which the Concession of Authorization was published in the Federal Official Gazette. However, a distinction between radiofrequencies blocks will be maintained according to the respective original contracts and effective terms.

The new 3G network started operations on April 30, 2008 and, besides mobile voice services, allows providing SMP customer with data communication services at speeds higher than those made available by the current network 2.5G. In addition, the 3G network supplements the 2.5G network, allowing to expand and update of BrT Celular’s network coverage and meet the customer base growth.

Public Consultation no. 23 – Proposal for Reviewing the General Grating Plans for Services Rendered under Public Regulations

On June 17, 2008 ANATEL published Public Consultation no. 23 on the Proposal for Reviewing the General Grating Plan (“PGO”) for Services Rendered under Public Regulations. The general community could manifest about its content until August 1, 2008, date in which the term for such public consultation was closed, and which adopted the following action lines:

(i) Maintenance of PGO´s current Regions;

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(ii)	Inclusion of the Group concept, as the individual Telecommunications Services Carrier or the group of Telecommunications Services Carrier that have controlling relationship as parent companies, subsidiaries or associated companies, applying the concepts of Regulation for Verification of Control and Transfer of Control at Companies that Provide Telecommunications Services, approved by Resolution no. 101, of February 4, 1999;

(iii)	Elimination of restrictions rules so that the acquisition of one concessionaire by another operating in a different region is permitted, in such a way that the controlling group’s capital stock remains publicly traded to ensure transparency in monitoring concessions;

(iv)	Guarantee that there are different Groups with concessionaires that render Switched Fixed Telephony Concessionaires – STFC in local mode, operating in appropriate levels of competition in the rendering of services in all Regions of the PGO;

(v)	Restriction as for holding more than one concession of the same STFC modality in the same Area of the PGO or part of it by a single Group;

(vi)	Obligation that Switched Fixed Telephony Concessionaires – STFC exploit the various types of this service exclusively, as an action to ensure fair competition and provide transparency in monitoring concessions;

(vii)	Establishment and expansion of obligation for massive access to telecommunications services by the Group that includes the concessionaire, including as for broadband access (example: expansion of Broadband-supported STFC networks – Backhaul);

(viii)	Guarantee of non-discriminatory access to Switched Fixed Telephony Service – STFC support networks by third parties under equal and non-discriminatory conditions consistent with prevailing market practices;

(ix)	Compulsory actuation in the other areas of PGO for Groups that control concessions in more than one Area as provided in the General Plan for Competition Goals – PGMC, as well as obligation to meet other conditions imposed by the Agency, to ensure competition, prevent economic concentration and ensure that concession agreements may be executed;

(x)	Maintenance of the regional contiguity concept;

(xi)	Transfer of all grants of telecommunications services of the parent company, subsidiary or associated company of the Group when transferring concession to any third parties.

By the time this quarterly information was published, ANATEL had not issued any statement on the results of the Public Consultation dealt with by the PGO. It is expected that ANATEL issues, a new proposal on such document by the end of October, which will be sent as a suggestion to the Ministry of Communications for analysis and final proposition to be sent in the form of a Decree for approval of the President.

As of the date of preparation of this financial interim statements, it is not possible to assess the impact the proposal review of the PGO, which is under analysis of ANATEL, could bring to the business and Company´s business and results.

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5. EMPLOYEE BENEFITS

The benefits described herein are offered to employees of the Company, and its subsidiary Brasil Telecom S.A. and its direct or indirect subsidiaries, except for BrT Call Center, as regards supplementary pension plans. These companies can be better jointly referred to as “Brasil Telecom Companies” and also as “Sponsor” or “Sponsors” for purposes of the supplementary pension plan mentioned in this note.

a. Supplementary Pension Plan

The Company sponsors supplementary pension plans related to retirement for its employees and assisted participants, and, in the case of the latter, medical assistance in some cases. These plans are managed by the following foundations: (i) Fundação 14 de Previdência Privada (“Fundação 14”); (ii) Fundação BrTPREV (“FBrTPREV”) former CRT, a company merged into Brasil Telecom S.A. on 12/28/00; and (iii) Fundação SISTEL de Seguridade Social (“SISTEL”), originated from certain companies of the former Telebrás System.

Bylaws establish the approval of the supplementary pension plan policy, and the joint liability attributed to the defined benefit plans is ruled by the agreements entered into with the foundations, with the agreement of the SPC (Secretariat for Pension Plans), as regards the specific plans.

The sponsored plans are valued by independent actuaries at the balance sheet date. As regards the defined benefit plans described in this note, immediate recognition of the actuarial gains and losses is adopted, and therefore the full liabilities are recognized for the plans presenting a deficit, according to CVM Resolution no. 371/00. In cases that show a positive actuarial situation, assets are recorded in case of express authorization for offsetting with future employer contributions.

The characteristics of the sponsored supplementary pension plans are as follows:

FUNDAÇÃO 14

Fundação 14 de Previdência Privada was created in 2004 and since 03/10/05 has been in charge of managing and operating the TCSPREV pension plan. On that date, it entered into a management agreement with SISTEL so that the latter provides management and operating services to the TCSPREV and PAMEC-BrT plans until 09/30/06. Staring this date, Fundação 14 took over the management and operation services of its plans. As of October 31, 2007, Fundação 14 ceased to manage the assistance plan PAMEC-BrT because it is an entity engaged in the management of private pension plans. In November, 2007, the assets and liabilities of PAMEC-BrT were transferred to the Company which, in addition to sponsoring the plan, started to manage it.

Plans

TCSPREV (Defined Contribution, Settled Benefit and Defined Benefit)
This defined contribution and settled benefit plan was introduced on 02/28/00. On 12/31/01, all pension plans sponsored by the Company together with SISTEL were merged, and the SPC exceptionally and provisionally approved the document sent to that Agency, due to the need for adjustments to the regulations. Thus, TCSPREV consists of defined contribution groups with settled and defined benefits. The plans added to the TCSPREV were the PBS-TCS, PBT-BrT, BrT Management Agreement, and the Unusual Contractual Relationship Instrument, and the terms and conditions set out in the original plans were maintained.

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On September 18, 2008, SPC/MPS Ordinance 2,521, of September 17, 2008, which approved the new regulation of the plan, was published in the Federal Official Gazette (D.O.U.), fully recognizing what had been exceptionally and provisionally approved on December 31, 2001. The new regulation also includes the adjustments necessary to meet the current requirements of supplementary pension plans legislation.

In March 2003, TCSPREV Plan was no longer offered to the sponsors’ new hires. However, this plan started to be offered starting March 2005 to the defined contribution group. TCSPREV currently serves nearly 66.6% of the staff.

Contributions to this plan, by group of participants, are established based on actuarial studies prepared by independent actuaries according to regulations in force in Brazil, using the capitalization system to determine the costs. Currently, contributions are made by the participants and the sponsor only for the internal groups PBS-TCS (defined benefit) and TCSPREV (defined contribution). In the TCSPREV group, the contributions are credited in individual accounts of each participant, equally by employee and sponsor, and the basic contribution percentages vary between 3% and 8% of the participant’s salary, according to participant’s age and limited to R$21,104.40 for 2008. Participants have the option to make additional contributions to the plan but without parity of the Company. In the PBS-TCS group, the sponsor’s contribution corresponds to 12% of the participants’ payroll, while the employees’ contribution varies according to the age, time of service and salary. An entry fee may also be payable depending on the age a participant joined the plan. The sponsors are responsible for defraying all administrative expenses and fund risk benefits.

Assets Constituted for Compensation of Future Employer Dues

Due to the approvals from the Board of Fundação 14 on December 18, 2007, which decided for the allocation of surpluses to a reserve for contingencies, a special reserve in favor of participants, beneficiaries and the sponsor, and sponsor's contributions surplus, the Company recognized assets to be offset against future employer's contributions.

The balance of such assets, recognized in other assets, is represented below:

CONSOLIDATED
	09/30/08	06/30/08
Future Contributions to be Compensated – TCSPREV Pension Plan	75,105	69,528
Total	75,105	69,528
Current	14,986	11,697
Long term	60,119	57,831

FUNDAÇÃO SISTEL DE SEGURIDADE SOCIAL

The supplementary pension plan - PBS-A, which remains under SISTEL’s management, comes from the period before the Telebrás’ Spin-off and serves participants who had the status of beneficiaries in January 2000. SISTEL also manages the PAMA/PAMA-PCE pension plan, formed by participants assisted by the PBS-A Plan, the PBS’s plans segregated by sponsor in January 2000 and PBS-TCS’ Internal Group, merged into the TCSPREV plan in December 2001.

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Plans

PBS-A (Defined Benefit)
Maintained jointly with other sponsors associated to the provision of telecommunications services and intended for participants that had the status of beneficiaries on 01/31/00.

Contributions to the PBS-A are contingent to the determination of an accumulated deficit. As of 12/31/07, actuarial last date, the plan presented a surplus.

PAMA - Retirees Health Care Plan/PCE – Special Coverage Plan (Defined Contribution)
Maintained jointly with other sponsors subject to the provision of telecommunications services and intended for participants that had the status of beneficiaries on 01/31/00, for the beneficiaries of the PBS-TCS Group, merged on 12/31/01 into TCSPREV (plan currently managed by Fundação 14) and for the participants of PBS’s defined benefit plans sponsored by other companies, together with SISTEL and other foundations. According to a legal and actuarial appraisal, the Sponsor’s responsibility is exclusively limited to future contributions. From March to July 2004 and from December 2005 to April 2006, an incentive optional migration of retirees and PAMA pensioners took place for new coverage conditions (PCE), whose contingent of migrated people reached 84%. A new optional migration period was opened in June/08 and was closed on 09/30/08. The final results of adhesions are in the conclusion phase at SISTEL. The option of participants for the migration results in contribution to PAMA/PCE.

The contributions for this plan correspond to 1.5% on payroll of active participants subject to PBS plans, segregated and sponsored by the several sponsoring company. In Brasil Telecom´s case, the PBS-TCS was merged into the TCSPREV plan on 12/31/01, and began to constitute an internal group of the plan.. Due to the utilization of PAMA, the participants share a portion of its individual costs used in the plan. Contributions by retirees and pensioners who migrated to PAMA/PCE are also carried out. For sponsors, the option of participants to migrate to PAMA/PCE does not change the employer dues of 1.5% mentioned.

FUNDAÇÃO BrTPREV

It is the manager originated from the plans sponsored by former CRT, company merged into Brasil Telecom S.A. at the end of 2000. The main purpose of the Company sponsoring FBrTPREV is to maintain the pensions supplementary to the benefits survival pensions and other benefits provided by the official social security system to participants.

Plans

BrTPREV
Defined contribution and settled benefits plan, launched in October 2002, intended to grant pension plan benefits supplementary to those of the official social security benefits and that initially served only employees of the Rio Grande do Sul Branch. This pension plan started to be offered to new employees of the Company and its subsidiaries in March 2003-February 2005, when its offering was suspended. BrTPREV currently serves nearly 21.2% of the staff.

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Contributions to this plan are determined based on actuarial studies prepared by independent actuaries according to the regulations in force in Brazil, using the capitalization system to determine funding. Contributions are credited in individual accounts of each participant, equally by employee and sponsor, and the basic contribution percentages vary between 3% and 8% of the participant’s salary, according to participant’s age and limited to R$ 21,831.00 for 2008. Participants have the option to make additional contributions to the plan but without parity of the Company. The Company is responsible for defraying all administrative expenses and fund risk benefits.

Fundador – Brasil Telecom and Alternativo - Brasil Telecom
Defined benefits plans intended to provide pension benefits supplementary in addition to the benefits of official social security, closed to the entry of new participants. These plans currently serve approximately 0.16% of the staff.

The regular contribution by the sponsor is equal to the regular contribution of the participant, the rates of which vary according to age, time of service and salary. In the Alternativo Plan – Brasil Telecom, the contributions are limited to three times the ceiling benefit of INSS and the participant also pays an entry fee depending on the age he or she joins the plan.

Actuarial Insufficiency of the Plans

The mathematical reserve to amortize, corresponding to the current value of the Company’s supplementary contribution, as a result of the actuarial deficit of the plans managed by FBrTPREV, have the settlement within the maximum established period of twenty years, as of January 2002, according to Circular 66/SPC/GAB/COA from the Supplementary Pension Department dated 01/25/02. From this maximum term, remains thirteen years and three months for total liquidation, and in the current period to the quarter end date, an amount of R$ 101,350 (R$ 117,330 in 2007) has been already amortized.

ASSISTANCE PLAN ADMINISTERED BY BRASIL TELECOM S.A.

PAMEC-BrT – Health Care Plan for Supplementary Pension Beneficiaries (Defined Benefit)
Intended to provide health care to retirees and pensioners linked to the PBT-BrT Group, pension plan administered by Fundação 14.

The contributions for PAMEC-BrT were fully paid in July 1998, through a single payment. However, as that plan is now managed by Brasil Telecom S.A. after the transfer of management by Fundação 14 in November 2007, there are no assets recognized to cover current expenses, and the actuarial obligation is fully recognized in the consolidated liabilities, in the amount of R$ 2,296 (R$ 2,290 on 06/30/08).

b. Stock Options Plan for Management and Employees

The Extraordinary Shareholders' Meeting of Brasil Telecom S.A. held on November 6, 2007, approved a new general plan for granting stock options to officers and employees of the Company and its subsidiaries; the plans described were in effect at the quarter end date, in accordance to the respective approval dates.

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Plan approved on April 28, 2000

The rights vested through stock options agreements while this previously approved plan was effective remain valid and effective according to the respective terms agreed, and no new concessions through this plan are allowed.

On the quarter end date, there were options for circulation as described in the program below:

Program B

The exercise price is established by the managing committee based on the market price of one thousand shares on option granting date and will be monetarily adjusted based on the IGP-M variation between the agreement execution date and payment date.

The movements occurred in the balance of options related with this plan are summarized below:

	09/30/08
	Preferred Share Options	Average Exercise Price R$
Balance at beginning of quarter	83,313	18.52
Cancelled Options	(3,801)	18.52
Balance at end of quarter	79,512	18.81

At the current fiscal year, in the previous quarters, 162,084 options have been exercised, liquidated by means of delivery of treasury preferred shares of the Company, at the total price of exercise of R$ 1,012 and market value totaling R$ 1,156.

The right to exercise the option is given in the way and terms presented as follows:

Granting					Adjusted exercise price (In Brazilian reais)	Options (In shares)
Grant date		Lot	Exercise as from	Exercise deadline
		33%	12/22/05	12/31/11	18.81	26,504
3rd	12/22/04	33%	12/22/06	12/31/11	18.81	26,504
		34%	12/22/07	12/31/11	18.81	26,504

Stock options represent 0.01% of total outstanding shares of subsidiary Brasil Telecom S.A. (0.02% on 06/30/08).

Assuming that the options will be fully exercised, the premiums on the related options, calculated based on the Black&Scholes method on the concession date, payable to the Subsidiary, would total R$ 219 (R$ 230 on 06/30/08).

The options ensured by this plan are characterized as options settled in shares according to international rules addressing the matter – IFRS 2 – Share-based payment. Therefore, if shares were counted out, there should not be effect over on the net equity balance of the Company, once such options would have been directly recorded in net equity, annulling the effect of the expense accrued. There are no effects on the result of the quarter as the period to exercise options - vesting period – has elapsed.

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Plan approved on November 06, 2007

The new plan authorizes granting stock options, allowing plan participants, under certain conditions, to purchase or subscribe, in the future, shares that are part of a basket of shares defined as UP (Performance Unity), which comprises preferred shares of Brasil Telecom S.A. and common and preferred shares of its Company. The amount corresponding to the number of UPs granted cannot exceed the maximum amount of 10% of the book value of the shares of each type of share of the subsidiary.

The shares derived from the exercise of options entitle beneficiaries to the same rights granted to the other shareholders of Brasil Telecom S.A. and Company.

The Board of Directors is responsible for managing of this plan and is vested with full powers for establishing stock options programs, which can be delegated to a compensation committee formed by up to three Board members.

At the Meeting held on December 14, 2007, the Board of Directors of Brasil Telecom S.A. ratified the approval of two programs related to the new stock options plan, with retroactive effects to July 1, 2007, which consist of the following:

Program 1

Options are granted as a one-time concession and do not allow new grants for a period of up to four years. The exercise price of the UP has been set up by the Board of Directors, under the terms defined in the plan and it is subject to indexation by the IGP-M, plus 6% p.a., to be discounted from the amounts paid as dividends and/or interest on capital in the period.

Program 2

This program sets forth the annual option granting, on July 1 of each year, with grants having occurred on July 1, 2007 and 2008 . The UP exercise price has been established by the administration council, under the terms defined in the plan, to be discounted from the amounts paid as dividends and/or interest on capital in the period.

The stock options for programs 1 and 2 are vested as follows:

Program	Granting				Adjusted exercise price (In Brazilian reais)	Options (in UPs)
	Grant date	Lot	Exercise as from	Exercise deadline
1	07/01/07	25%	07/01/08	06/30/11	26.28	704,331
		25%	07/01/09	06/30/12	26.28	704,331
		25%	07/01/10	06/30/13	26.28	704,331
		25%	07/01/11	06/30/14	26.28	704,331
2	07/01/07	25%	07/01/08	06/30/11	25.47	47,153
		25%	07/01/09	06/30/12	25.47	199,811
		25%	07/01/10	06/30/13	25.47	199,811
		25%	07/01/11	06/30/14	25.47	199,810
	07/01/08	25%	07/01/09	06/30/12	32.39	175,338
		25%	07/01/10	06/30/13	32.39	175,421
		25%	07/01/11	06/30/14	32.39	175,421
		25%	07/01/12	06/30/15	32.39	175,421

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The vesting periods set out in programs 1 and 2 can be anticipated as a result of special events or conditions established in the option granting agreement, particularly due to the alteration in the direct and indirect control of Brasil Telecom S.A. and or the Company.

During the quarter, 171,971 options of Program 2 were exercised, settled as follows: (i) delivery of treasury preferred shares of the Subsidiary, at total exercise price of R$ 635 and cost of R$661; and (ii) delivery of common and preferred shares of the Company at the total exercise price of R$3,653 and market value of R$ 4,321, the Company recorded an expense of R$ 668 in the quarter.

The movements occurred in the balance of options are summarized below:

	09/30/08
	Options (in UPs)	Average Exercise Price of the UP’s in Brazilian Reais
Balance at beginning of quarter	3,693,819	29.59
Options Exercised	(171,971)	24.93
Cancelled Options	(81,293)	25.47
Granted Options	724,955	32.39
Balance at end of quarter	4,165,510	27.18

The representativeness of the balance of options (UP’s) before the equity value of common and preferred shares of Brasil Telecom S.A. is of 4.38% and 3.67%, respectively (4.33% and 3.63% on 06/30/08).

Assuming that the options included in programs 1 and 2 will be fully exercised, the amount of the premiums on the related options, calculated according to the Binomial stock options pricing model on the quarter end date, for this Subsidiary would be R$ 57,587 (R$ 52,640 on 06/30/08).

In case the options were counted by the Subsidiary, the reducing effect on the result of the quarter for the Company would be of R$ 2,119 (R$ 7,318 accumulated in the current fiscal year) and on the shareholders’ equity it would be R$ 7,039 (R$ 11,397 on 06/30/08).

c. Other Employee Benefits

Other benefits are granted to employees, such as: health/dental care, meal allowance, group life insurance, occupational accident allowance, sick pay, transportation allowance, and others.

6. PROVISION FOR CONTINGENCIES

a. Contingent Liabilities

The Company and its subsidiaries periodically assess their contingency risks, and also review their lawsuits taking into consideration the legal, economic, tax and accounting aspects. The assessment of these risks aims at classifying them according to the chances of unfavorable outcome as probable, possible or remote, taking into account the opinion of its legal counsel.

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Contingencies whose risks are classified as probable are accrued. Contingencies classified as possible are discussed in this note. These proceedings are under discussion at the administrative or judicial level, in all the court levels, from the lower to the extraordinary courts.

In a number of situations, due to legal requirement or as a caution measure, escrow deposits are made to ensure the continuity of the proceedings in discussion. The escrow deposits related to contingencies with possible and remote likelihood of loss are shown in note 23.

Note that in some cases similar matters may be ranked in different risk degree ratings, which is justified by the facts and the particular status of each proceeding.

Labor lawsuits

The provisions for labor lawsuits include an estimate made by the Company’s management, supported by the opinion of its legal counsel, of the losses related to lawsuits filed by employees and former employees of the Company and service providers related to labor matters.

Tax lawsuits

Provisions for tax contingencies refers specially to issues related to the tax collection arisen from disagreements between the management’s understanding, supported by the opinion of the Company’s legal advisors and the Tax Authorities regarding the interpretation, enforcement, legality and constitutionality of tax legislation.

Civil lawsuits

The reserves for civil contingencies refer to an estimate of lawsuits related to contractual adjustments arising from Federal Government economic plans, and other cases related to community telephony plans and suit for damages and consumer lawsuits.

Classification by Risk Level

Probable Risk Contingencies

Contingencies classified as probable loss risk, which are accrued in liabilities and have the following balances:

COMPANY	CONSOLIDATED
Nature	09/30/08	06/30/08	09/30/08	06/30/08
Provisions	3,852	3,788	1,360,110	1,369,453
Labor	-	-	400,526	417,873
Tax	3,680	3,736	328,508	410,980
Civil	172	52	631,076	540,600
Related escrow deposits	(120)	-	(462,977)	(426,797)
Labor	-	-	(201,008)	(221,264)
Tax	-	-	(22,716)	(22,669)
Civil	(120)	-	(239,253)	(182,864)
Total provisions, net of escrow deposits	3,732	3,788	897,133	942,656
Current	9	-	236,271	232,668
Long term	3,723	3,788	660,862	709,988

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Labor

Changes in 2008:

CONSOLIDATED
Provisions as of 12/31/07	421,759
Changes allocated to income	77,983
Monetary adjustment	36,721
Reassessment of contingent risks	23,544
Provisions of new lawsuits	17,718
Payments	(99,216)
Subtotal I (provisions)	400,526
Related escrow deposits as of 12/31/07	(220,679)
Changes in escrow deposits	19,671
Subtotal II (escrow deposits)	(201,008)
Balance as of 09/30/08, net of escrow deposits	199,518

The main matters affecting the accrued labor contingencies are as follows:

(i)	Hazardous duty premium - refers to the claim of hazardous duty premium, based on Law no. 7,369/85, regulated by Decree no. 93,412/86, due to the alleged risk of contact by the employee with the electric power system;

(ii)	Salary differences and related effects - refer mainly to claims for salary increases due to alleged noncompliance with agreements with trade union. The effects relate to the impact of the salary increase allegedly due on the other amounts calculated based on the employee’s salary.

(iii)	Career plan - refers to the claim for enforcement of the career and salaries plan for employees of Brasil Telecom S.A., Santa Catarina Branch (formerly Telesc), with promotions for seniority and merit, allegedly not granted by the former Telesc;

(iv)	Joint/vicarious liability - refers to the claim to assign liability to Brasil Telecom S.A., filed by outsourced personnel, due to alleged noncompliance with this personnel’s labor rights by their direct employers;

(v)	Overtime - refers to the claim for the payment of salary and allowances derived from alleged overtime worked;

(vi)	Job reinstatement – claim due to alleged noncompliance of an employee’s special condition which would prevent the termination of the employment contract without cause;

(vii)	Claim for the application of regulation that established the payment of a percentage on the income of Brasil Telecom S.A., specifically attributed to the Santa Catarina Branch; and

(viii)	Supplement to FGTS (severance pay fund) fine arising from understated inflation - refers to claims to increase the FGTS indemnity fine due to the adjustment of accounts of this fund because of inflation effects.

Brasil Telecom S.A. filed a lawsuit against Caixa Econômica Federal to assure the reimbursement of all amounts paid for this purpose.

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Tax

Changes in 2008:

COMPANY	CONSOLIDATED
Provisions as of 12/31/07	4,974	372,896
Changes allocated to income	(1,294)	62,009
Monetary adjustment	199	18,153
Reassessment of contingent risks	(1,822)	(34,823)
Provisions of new lawsuits	329	78,679
Payments	-	(106,397)
Subtotal I (provisions)	3,680	328,508
Related escrow deposits as of 12/31/07	-	(22,046)
Changes in escrow deposits	-	(670)
Subtotal II (escrow deposits)	-	(22,716)
Balance as of 09/30/08, net of escrow deposits	3,680	305,792

The main accrued lawsuits provisioned refer to the following disputes:

(i)	Federal Taxes – several tax deficiency assessments that require the payment of federal taxes on events qualified in a allegedly inadequate way or on differences in the calculation of these taxes; and

(ii)	State Taxes – claim for payment of ICMS (State value added tax) on transactions that, according to the Company, are not subject to this tax, and discussions on ICMS credits taken, the validity or legality of which is questioned by the State Tax Authorities.

Civil

Changes in 2008:

COMPANY	CONSOLIDATED
Provisions as of 12/31/07	52	398,899
Changes allocated to income	121	336,840
Monetary adjustment	2	43,285
Reassessment of contingent risks	119	251,520
Provisions of new lawsuits	-	42,035
Payments	(1)	(104,663)
Subtotal I (provisions)	172	631,076
Related escrow deposits as of 12/31/07	-	(53,118)
Changes in escrow deposits	(120)	(186,135)
Subtotal II (escrow deposits)	(120)	(239,253)
Balance as of 09/30/08, net of escrow deposits	52	391,823

The accrued lawsuits are as follows:

(i)	Review of contractual terms and conditions – lawsuit filed by an equipment supplier against the subsidiary Brasil Telecom S.A. to claim the revision of contractual terms and conditions due to changes introduced by an economic stabilization plan;

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(ii)	Financial Participation Agreements - the TJ/RS (Court of Appeals of Rio Grande do Sul) has issued decisions against the procedure previously adopted by the former CRT, a company merged into Brasil Telecom S.A. in lawsuits related to the application of a rule issued by the Ministry of the Communications. These lawsuits are in various stages: lower courts, Court of Appeals and Superior Court of Justice.

(iii)	Customer service centers – public civil actions related to the closing of customer services centers;

(iv)	Free Mandatory Telephone Directories - lawsuits questioning the non-delivery of printed residential telephone directories; and

(v)	Other lawsuits - refer to various ongoing lawsuits, comprising civil liability suits, indemnities for contract termination and consumer matters in progress in the Special Courts, Courts of Law and Federal Courts throughout the country.

Possible Risk Contingencies

Contingencies with risk level considered possible, and therefore not recorded in the books, are broken down as follows:

COMPANY	CONSOLIDATED
Nature	09/30/08	06/30/08	09/30/08	06/30/08
Labor	1,918	1,852	611,249	631,142
Tax	118,649	54,786	1,855,747	1,996,971
Civil	461	447	1,242,137	1,167,563
Total	121,028	57,085	3,709,133	3,795,676

Labor

Changes in 2008:

COMPANY	CONSOLIDATED
Amount estimated as of 12/31/07	1,737	542,427
Monetary adjustment	181	57,555
Reassessment of contingent risks	-	(108,669)
New lawsuits	-	119,936
Amount estimated as of 09/30/08	1,918	611,249

The main matters involving possible losses in labor lawsuits are related to joint/vicarious responsibility, supplement of FGTS indemnity fine resulting from understated inflation, hazardous duty premium, promotions and claim of payment of alleged overtime worked.

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Tax

Changes in 2008:

COMPANY	CONSOLIDATED
Amount estimated as of 12/31/07	51,558	2,113,653
Monetary adjustment	3,936	113,663
Reassessment of contingent risks	(20,571)	(654,901)
New lawsuits	83,726	283,332
Amount estimated as of 09/30/08	118,649	1,855,747

The main existing lawsuits are represented by the matters below:

(i)	Social Security (INSS) infraction notices on the addition of captions to the contribution salary allegedly due by the company;

(ii)	Tax infraction notices issued by the Federal Revenue Service due to differences in amounts reported in the DCTF (Declaration of Federal Tax Debits and Credits) and the DIPJ (Corporate Income Tax Return);

(iii)	Public civil lawsuits questioning the alleged pass-through of PIS and COFINS (taxes on revenues) to end consumers;

(iv)	ICMS levied on international calls, whose tax liability for the collection is assigned to another operator;

(v)	ICMS – credit and related tax rate difference on interstate purchases made by the Company;

(vi)	ICMS – tax infraction notices on the alleged levy of the tax on the activities described in Agreement no. 69/98;

(vii)	ICMS – tax credit on cancelled invoices;

(viii)	Withholding Income Tax - on hedge transactions for debt coverage;

(ix)	FUST (Telecommunications Universal Service Fund) – due to the illegal retroactivity, according to the Company, of the effects generated by the change in interpretation of its calculation basis by ANATEL;

(x)	ISS (Service Tax) – alleged levy on communications auxiliary services and discussion on the classification of services taxed by the cities listed in the Supplementary Law no. 116/2003.

Civil

Changes in 2008:

COMPANY	CONSOLIDATED
Amount estimated as of 12/31/07	416	1,129,591
Monetary adjustment	45	127,747
Reassessment of contingent risks	-	(182,154)
New lawsuits	-	166,953
Amount estimated as of 09/30/08	461	1,242,137

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The main existing lawsuits are represented by the matters below:

(i)	Payments made in lawsuits related to the PCT (Community Telephony Program) – the plaintiffs claim from Brasil Telecom S.A. payment in lawsuits related to the contracts resulting from the Community Telephony Program. These lawsuits are in various stages: lower courts, Court of Appeals and Superior Court of Justice.

(ii)	Lawsuit for damages and consumers; and

(iii)	Contractual – lawsuits related to the claim of a percentage resulting from the Real Plan, to be applied on a service agreement, review of conversion of installments into URV (units of account) and later into reais, related to equipment supply and service provision.

Letters of Guarantee

As for contingent liabilities, the Company has contracts for letters of guarantee entered into with financial institutions, as supplementary guarantees for lawsuits in provisional foreclosure and guarantees for attending bidding processes with ANATEL. The total amount of guarantees contracted and in force at the quarter closing date is R$ 725 (R$ 1,542 on 06/30/08) and R$ 2,550,634 (R$ 2,308,593 on 06/30/08) for consolidated purposes. The commission charges on these contracts are based on market rates.

b. Contingent Assets

The tax lawsuits below have been by to claim the refund of taxes paid.

PIS/COFINS: tax lawsuits challenging the enforcement of Law no. 9,718/98, which increased the PIS and COFINS tax basis. The period comprised by the Law was February 1999-November 2002 for PIS and February 1999-January 2004 for COFINS. In November 2005, the STF (Federal Supreme Court) concluded the judgment of certain lawsuits on the same matter and considered the increase of tax basis introduced by said Law unconstitutional. Part of the lawsuits filed by the Company and the STFC concessionaires from Region II of the Concession Plan, merged into Brasil Telecom S.A. in February 2000, became final and unappealable in as regards the increase in PIS and COFINS tax basis. The Company is awaiting the judgments of the lawsuits filed by the other merged companies, whose likelihood of a favorable outcome in future filing of appeals is considered as probable by the Company’s legal counsel. The amount attributed to these lawsuits representing unrecognized contingent assets was R$ 18,089 (R$ 17,837 on 06/30/08).

7. SHAREHOLDERS’ EQUITY

a. Capital

The Shareholders' Meeting held on April 27, 2007 approved the reverse split of shares of the Company’s capital stock. Accordingly, the shares will be grouped at the ratio of one thousand (1,000) shares per one (1) share, and capital will be represented by 134,031,688 common shares and 229,937,525 preferred shares, totaling 363,969,213 shares issued. From the total amount of shares, 1,480,800 common shares are held in treasury.

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The Company is authorized to increase its capital, according to a resolution of the Board of Directors, up to the total limit of 700,000,000 common or preferred shares, in compliance with the legal limit of two thirds (2/3) for the issue of new preferred shares without voting rights.

By means of a resolution of the Shareholders' Meeting or the Board of Directors, the Company’s capital may be increased by the capitalization of retained earnings or prior reserves allocated by the Shareholders’ Meeting. Under these conditions, the capitalization may be carried out without changing the number of shares.

Capital is represented by common and preferred stocks, with no par value, and it is not mandatory to maintain the proportion between the shares in the case of capital increases.

By resolution of the Shareholders’ Meeting or the Shareholders' Meeting, the preemptive right on the issue of shares, warrants or debentures convertible into shares may be excluded, in the cases stipulated in article 172 of Corporate Law.

The preferred shares do not have voting rights, except in the cases specified in sole paragraphs of Articles 11 and 14 of the Bylaws, but are assured priority in receiving the minimum noncumulative dividend equal to the higher of 6% per year, calculated on the amount resulting from dividing the capital by the total number of the Company’s shares or 3% per year, calculated on the amount resulting from dividing shareholders’ equity by the total number of the Company’s shares, whichever is greater.

Subscribed and paid-up capital at the quarter end date is R$ 2,596,272 (R$ 2,596,272 on 06/30/08), represented by the following shares with no par value:

Share type	Total Shares		Treasury Shares		Outstanding Shares
	09/30/08	06/30/08	09/30/08	06/30/08	09/30/08	06/30/08
Common	134,031,688	134,031,688	1,480,800	1,480,800	132,550,888	132,550,888
Preferred	229,937,525	229,937,525	-	-	229,937,525	229,937,525
Total	363,969,213	363,969,213	1,480,800	1,480,800	362,488,413	362,488,413

	09/30/08	06/30/08
Book value per outstanding share (R$)	15.92	15.46

Common shares held in treasury are deducted when determining the net book value.

b. Treasury Shares

Treasury shares derive from Stock Repurchase Programs carried out in 2002 to 2004. On 09/13/04, a material event was disclosed on the last proposal approved by the Company’s Board of Directors for the repurchase of preferred and common shares issued by the Company to be held in treasury or cancellation, or subsequent sale.

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The number of treasury shares is as follows:

	09/30/08		06/30/08
	Common Shares	Net book value	Common Shares	Net book value
Balance at beginning of quarter	1,480,800	20,846	1,480,800	20,846
Balance at end of quarter	1,480,800	20,846	1,480,800	20,846

History cost of the purchase of treasury shares in (R$ per shares)	09/30/08	06/30/08
Weighted average cost	14.08	14.08
Minimum	12.40	12.40
Maximum	17.00	17.00

The unit cost in the acquisition considers the totality stock repurchase programs. By quarter closing date, no common shares purchased had been sold.

Market Value of Treasury Shares

The market value of treasury shares at the quarter end date was the following:

	09/30/08	06/30/08
Number of common shares	1,480,800	1,480,800
Quotation per share on BOVESPA (R$)	52.00	53.00
Market value	77,002	78,482

For presentation purposes, the balance of retained earnings used to repurchase these shares is as follows:

	09/30/08	06/30/08
Accounting Balance of Accumulated Profits	2,618,840	2,454,732
Treasury shares	(20,846)	(20,846)
Retained earnings, net of treasury shares	2,597,994	2,433,886

c. Capital Reserves

Capital reserves are recognized in accordance with the following practices:

Reserve for Share Subscription Premium: results from the difference between the amount paid on subscription and the portion allocated to capital.

Other Capital Reserves: formed by the contra entry of funds invested in income tax incentives before the beginning of the fiscal year 2008.

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d. Profit Reserves

The profit reserves are recognized in accordance with the following practices:

Legal reserve: allocation of five percent of the annual net income up to twenty percent of paid-up capital or thirty percent of capital plus capital reserves. The legal reserve is used only to increase capital or absorb losses.

Retained earnings: consist of the remaining balances of net income or loss for the year, adjusted according to the terms of article 202 of Law no. 6,404/76, or by the recording of prior years’ adjustments, if applicable. The balance that composes the account of accumulated profits was totally directed as profits withheld by the respective shareholders’ general assemblies, according to the Stock Corporation Act. This account balance also comprises the profit in formation in the current year.

e. Dividends and Interest on Shareholders’ Equity

Dividends are calculated by the end of the fiscal year. Mandatory minimum dividends are calculated in accordance with article 202 of Law no. 6,404/76, and the preferred or priority dividends are calculated in accordance with the Company’s Bylaws.

By decision of the Board of Directors, the Company may pay or credit, as dividends, on shareholders’ equity (“JSCP”), under article 9, paragraph 7, of Law no. 9,249, of December 26, 1995. The interest paid or credited will be offset with the minimum mandatory annual dividend amount, in accordance with article 44 of the Company’s Bylaws.

The interest on shareholders’ equity credited to shareholders and which shall be attributed to dividends, net of income tax, as part of the proposal to allocate results for the fiscal year to close at 2008 year-end, to be submitted for approval of the General Shareholders’ Meeting, was the following:

	09/30/08	09/30/07
Interest on Shareholder’s Equity – JSCP – Credited	187,000	187,600
Common Shares	68,380	68,600
Preferred Shares	118,620	119,000
IRRF (withholding income tax)	(28,050)	(28,140)
Net JSCP	158,950	159,460

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8. OPERATING REVENUE FROM TELECOMMUNICATIONS SERVICES

CONSOLIDATED
	09/30/08	09/30/07
Fixed telephone service
Local Service	4,857,317	4,906,998
Activation fees	8,312	13,171
Subscription	2,717,633	2,629,005
Measured service	693,944	846,692
Fixed Mobile – VC1	1,424,347	1,391,937
Rental	868	872
Other	12,213	25,321
Long distance service	2,189,241	2,203,937
Intra-sector fixed	634,037	645,529
Intraregional (inter-sector) fixed	186,184	200,592
Interregional fixed	177,402	182,450
VC2	595,506	589,346
Fixed origin	225,358	216,596
Mobile origin	370,148	372,750
VC3	561,711	553,135
Fixed origin	272,435	270,002
Mobile origin	289,276	283,133
International	34,401	32,885
Interconnection	274,966	249,890
Fixed x Fixed	155,426	168,255
Mobile x Fixed	119,540	81,635

Cession of means	320,970	262,369
Public Telephony	360,646	408,211
Supplementary services, smart network and advanced telephony	307,057	294,647
Other	23,290	26,408

Total fixed telephone service	8,333,487	8,352,460

Mobile telephone service

Telephony	1,375,211	1,285,146
Subscription	296,076	329,387
Use	456,167	395,523
Charge per call	4,644	5,018
Roaming	12,030	13,417
Interconnection	493,415	453,020
Value added services	105,009	73,059
Other services	7,870	15,722
Sale of products	157,284	195,685
Cell phones	154,587	189,997
Electronic cards - Brasil Chip, accessories and other goods	2,697	5,688

Total of mobile telephony service	1,532,495	1,480,831

To be continued ...

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... continued

CONSOLIDATED
	09/30/08	09/30/07
Data transmission services and others

Data communication	2,307,075	1,701,228
Other services of core activities	368,145	332,701

Total data transmission services and others	2,675,220	2,033,929

Gross operating revenue	12,541,202	11,867,220

Deductions from Gross Revenue	(4,114,303)	(3,684,749)
Taxes on gross revenue	(3,296,384)	(3,232,167)
Other deductions from gross income	(817,919)	(452,582)

Net operating revenue	8,426,899	8,182,471

9. COST OF SERVICES AND SALES

Costs incurred on services and sales are as follows:

CONSOLIDATED
	09/30/08	09/30/07
Interconnection	(1,678,355)	(1,705,009)
Depreciation and Amortization	(1,280,996)	(1,556,182)
Third Parties Services	(726,308)	(701,358)
Personnel	(247,984)	(108,351)
Rental, leasing and insurance	(246,817)	(235,833)
Products sold	(157,990)	(182,278)
Connection means	(102,819)	(94,859)
FISTEL (Telecommunications Inspection Fund) fee	(57,439)	(48,748)
Materials	(48,649)	(51,966)
Price of the public service concession	(49,260)	(52,310)
Employees profit sharing	(21,463)	(15,242)
Other	(3,412)	(3,366)
Total	(4,621,492)	(4,755,502)

10. SALES OF SERVICES
(Selling expenses)

The expenses related to selling activities are detailed as follows:

CONSOLIDATED
	09/30/08	09/30/07
Third-Party Services	(394,272)	(535,855)
Losses on accounts receivable	(314,202)	(264,194)
Personnel	(175,112)	(169,518)
Materials	(53,621)	(34,888)
Rent, leasing and insurance	(37,967)	(45,161)
Employee and management profit sharing	(18,539)	(15,876)
Depreciation and Amortization	(13,973)	(14,255)
Others	(26,159)	(18,275)
Total	(1,033,845)	(1,098,022)

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11. GENERAL AND ADMINISTRATIVE EXPENSES

The expenses related to administrative activities, which include information technology expenses, are detailed as follows:

COMPANY	CONSOLIDATED
	09/30/08	09/30/07	09/30/08	09/30/07
Third-Party Services	(3,580)	(4,337)	(601,363)	(547,544)
Depreciation and Amortization	(158)	(196)	(222,103)	(246,530)
Personnel	(3,574)	(3,425)	(154,998)	(129,531)
Employee and management profit sharing	-	-	(35,586)	(28,349)
Rent, leasing and insurance	(6,432)	(5,365)	(41,813)	(34,573)
Materials	(3)	-	(2,753)	(2,760)
Others	(5)	(5)	(690)	(1,044)
Total	(13,752)	(13,328)	(1,059,306)	(990,331)

12. OTHER OPERATING INCOME (EXPENSES)

Other revenues and expenses attributed to operating activities are shown as follows:

COMPANY	CONSOLIDATED
	09/30/08	09/30/07	09/30/08	09/30/07
Receivables related with the Settlement of Litigations (1)	5,845	-	175,730	-
Refunded Taxes and recovered expenses	83	80	85,818	51,869
Penalties	(120)	(3)	84,049	78,300
Rental operating infrastructure and others	-	-	63,296	63,223
Technical and administrative services	292	1,977	47,057	44,376
Subsidies and grants received	-	-	9,167	11,958
Provision/reversion of other provisions	-	-	887	31,979
Settlement of litigation with telecommunications companies	-	-	154	13,634
Contingencies - Provision(2)	1,173	(388)	(476,831)	(436,721)
Taxes (except for gross revenue, corporate income tax and social	(656)	(340)	(94,966)	(52,463)
contribution)
Pension plans - (provision) reversion	-	-	(85,796)	(12,266)
Amortization of goodwill on acquisition of investments	-	-	(65,164)	(67,777)
Court Fees	-	-	(44,755)	(35,880)
Donations and Sponsoring	(5)	-	(16,278)	(6,745)
Results on write-off of repair/resale inventories	-	-	(1,384)	(1,700)
Other income (expenses)	(191)	112	19,698	(10,460)
Total	6,421	1,438	(299,318)	(328,673)
Other Operating Income	7,514	2,386	522,022	324,210
Other Operating Expenses	(1,093)	(948)	(821,340)	(652,883)

Revenues and expenses of the same nature are represented by the net value.
(1) Refers to the amount received due to the Instrument of Release and Settlement of Litigation entered into by the Company, its subsidiary 14 Brasil Telecom Celular S.A. and its Parent Company, Opportunity Fund/Banco Opportunity and its related companies and Telemar Norte Leste S.A., whose details are mentioned in note 1, highlighted in specific item.
(2) Provisions for contingencies are described in note 6.

Page: 50

13. FINANCIAL EXPENSES, NET

COMPANY	CONSOLIDATED
	09/30/08	09/30/07	09/30/08	09/30/07
Financial Income	143,760	150,627	587,477	450,986
Local currency	143,759	150,624	568,923	442,691
On foreign currency-denominated rights	1	3	18,554	8,295
Financial Expenses	(212,617)	(214,308)	(909,881)	(819,453)
Local currency	(24,479)	(26,578)	(526,579)	(486,617)
On foreign currency-denominated liabilities	(1,138)	(130)	(116,117)	(65,064)
Interest on Shareholders’ Equity	(187,000)	(187,600)	(267,185)	(267,772)
Total	(68,857)	(63,681)	(322,404)	(368,467)

14. NON-OPERATING (EXPENSES) INCOME

COMPANY	CONSOLIDATED
	09/30/08	09/30/07	09/30/08	09/30/07
Result on write-off and reversion of losses with investments	46,337	617	45,840	2,886
Gain (loss) with investments(1)	770	(970)	(43,436)	(974)
Provision reversal for realization amount and losses of property,
plant and equipment and properties for sale	-	-	10,623	8,794
Result in property, plant and equipment and deferred write-off	-	-	(2,301)	(1,759)
Amortization of goodwill on merger	-	-	-	(126)
Other Nonoperating Expenses	-	-	-	(1)
Total	47,107	(353)	10,726	8,820

(1)
The loss consolidated with investments is a result from the change in the corporate participation of the subsidiaries BrTI, NTP and NTI in the capital stock of iG Cayman, occasioned by repurchase of shares held by shareholders outside the companies Brasil Telecom, as mentioned in note 1.b. Indirect Subsidiaries.

15. INCOME AND SOCIAL CONTRIBUTION TAXES

The Company records a provision for income and social contribution taxes on an accrual basis, and recognizes deferred taxes for temporary differences. The provision for income and social contribution taxes recognized in the statement of income is as follows:

Page: 51

COMPANY	CONSOLIDATED
	09/30/08	09/30/07	09/30/08	09/30/07
Income before taxes and profit sharing	534,090	315,790	1,101,260	650,296
Income of companies not subject to the calculation of
income and social contribution taxes(1)	-	-	(5,710)	20,133
Total of taxable income	534,090	315,790	1,095,550	670,429
IRPJ (Corporate Income Tax)
IRPJ on taxable income (10%+15%=25%)	(133,523)	(78,948)	(273,888)	(167,608)
Permanent additions	(4,555)	(2,432)	(78,640)	(41,281)
Goodwill amortization	-	-	(16,230)	(17,175)
Exchange variation on investments	-	(48)	(1,317)	(2,663)
Nonoperating equity in subsidiaries	-	(243)	(10,860)	(747)
Loss with Investments	-	-	(14,211)	-
Other additions	(4,555)	(2,141)	(36,022)	(20,696)
Permanent deductions	108,350	57,006	29,970	13,830
Equity in Subsidiaries	99,781	56,770	-	-
Dividends from investments stated at acquisition cost	1	82	755	178
Other deductions	8,568	154	29,215	13,652
Offset of tax loss carryforwards	-	-	6,352	2,067
Other	(103)	18	(2,449)	1,072
Effect of IRPJ on the Statement of Income	(29,831)	(24,356)	(318,655)	(191,920)
CSLL (social contribution on net profit)
CSLL on taxable income (9%)	(48,068)	(28,421)	(98,600)	(60,339)
Permanent additions	(1,483)	(874)	(20,935)	(13,784)
Goodwill amortization	-	-	(5,843)	(6,183)
Exchange variation on investments	-	(17)	(474)	(959)
Nonoperating equity in subsidiaries	-	(87)	(3,979)	(269)
Other additions	(1,483)	(770)	(10,639)	(6,373)
Permanent deductions	39,004	20,524	10,786	4,281
Equity in Subsidiaries	35,851	20,438	-	-
Dividends from investments stated at acquisition cost	-	30	273	64
Other deductions	3,153	56	10,513	4,217
Offset of tax loss carryforwards	-	-	2,342	739
Other	(65)	(1)	(1,109)	148
Effect of CSLL on the Statement of Income	(10,612)	(8,772)	(107,516)	(68,955)
Effect of IRPJ and CSLL on the Statement of Income	(40,443)	(33,128)	(426,171)	(260,875)

(1) Negative result of subsidiaries which do not recognize income and social contribution taxes on tax loss carryforwards because they do not expect their realization.

Page: 52

16. CASH AND CASH EQUIVALENTS

COMPANY	CONSOLIDATED
	09/30/08	06/30/08	09/30/08	06/30/08
Cash and banks	551	159	157,292	106,306
Cash Equivalents	36,922	51,543	276,981	339,213
Total	37,473	51,702	434,273	445,519

The breakdown of the cash equivalents portfolio is as follows:

COMPANY	CONSOLIDATED
	09/30/08	06/30/08	09/30/08	06/30/08
Exclusive investment funds
Government securities	3,015	7,079	82,302	168,508
Private-sector securities	5,339	2,663	64,020	60,319
Cash and repos– Overnight	39,068	46,029	97,250	83,699
Derivatives	(1)	77	(4)	481
Provision for income tax – amending	(10,499)	(4,272)	(20,844)	(9,798)
Total exclusive investment funds	36,922	51,576	222,724	303,209
Investments abroad – certificates of deposit	-	-	54,509	36,289
Subtotal of cash equivalents	36,922	51,576	277,233	339,498
Partial block by court order	-	(33)	(252)	(285)
Total cash equivalents	36,922	51,543	276,981	339,213

Exclusive investment funds are subject to obligation associated to the payment of services provided for the asset management, attributed to investment transactions, such as custody and audit fees, and other related expenses, and there are no relevant financial liabilities not Company’s assets to guarantee those liabilities.

Statements of Cash Flows

COMPANY	CONSOLIDATED
	09/30/08	09/30/07	09/30/08	09/30/07
Operating Activities
Profit before income tax and social contribution	721,090	503,390	1,368,445	918,068
Items not affecting cash	(612,789)	(391,188)	2,673,509	2,828,656
Depreciation and Amortization	158	196	1,582,236	1,884,870
Losses on accounts receivable	-	-	314,202	264,194
Provision for contingencies	(1,173)	388	476,831	436,721
Provisions for Pension Funds	-	-	85,796	12,266
Deferred taxes	(1,496)	(411)	(145,856)	(82,425)
Income in Permanent Assets Write-off	(46,337)	(617)	(56,325)	(2,399)
Equity in Subsidiaries	(563,171)	(391,714)	-	-
Loss (Gain) with Investments	(770)	970	43,436	974
Provisioned Financial Charges	-	-	373,189	314,455

To be continued ...

Page: 53

... continued

COMPANY	CONSOLIDATED
	09/30/08	09/30/07	09/30/08	09/30/07
Equity Changes	(8,049)	33,946	(589,451)	(508,314)
Trade Accounts Receivable	-	-	(396,226)	(394,161)
Inventories	-	-	(13,324)	25,634
Payroll, Related Charges and Benefits	(2)	2	42,892	28,577
Accounts payable and accrued expenses	(22,516)	(33,916)	(994)	48,972
Taxes	9,972	(10,121)	57,629	178,258
Services exploitation licenses	-	-	76,944	(49,313)
Provisions for Contingencies	-	-	(310,274)	(336,246)
Provisions for Pension Plans	-	-	(32,159)	(67,165)
Other assets and liabilities accounts	4,497	77,981	(13,939)	57,130
Cash From Operations	100,252	146,148	3,452,503	3,238,410
Dividends/JSCP received from Subsidiaries	474,246	241,145	-	-
Financial Charges Paid	-	-	(394,129)	(465,564)
Income tax and social contribution paid	-	-	(493,428)	(209,435)
Net Cash From Operating Activities	574,498	387,293	2,564,946	2,563,411

Investing activities
Financial Investments	(58,463)	698	513,756	1,137,993
Funds obtained in the sale of permanent assets	54,341	-	77,609	2,335
Escrow Deposits	(29,429)	(240)	(1,300,371)	(705,013)
Investments in Permanent Assets	-	(1,385)	(1,175,587)	(952,952)
Cash flow from investing activities	(33,551)	(927)	(1,884,593)	(517,637)

Financing activities
Dividends/Interest on Shareholders’ Equity paid in the period	(649,486)	(382,000)	(859,622)	(492,653)
Loans and Financing	-	-	(96,339)	(1,215,101)
Obtained loans	-	-	175,000	136
Repayment loans	-	-	(271,339)	(1,215,237)
Payment of Leasing Obligations	-	-	(20,124)	(18,004)
Cash flow from financing activities	(649,486)	(382,000)	(976,085)	(1,725,758)

Cash flow for the period	(108,539)	4,366	(295,732)	320,016

Cash and Cash Equivalents:
Ending balance	37,473	133,913	434,273	742,752
Beginning Balance	146,012	129,547	730,005	422,736
Changes in the period	(108,539)	4,366	(295,732)	320,016

Supplementary Cash Flow Information

COMPANY	CONSOLIDATED
	09/30/08	09/30/07	09/30/08	09/30/07
Change between Economic and Financial Investment (Property, Plant and Equipment, Intangible Assets and Deferred Charges)	-	-	(404,682)	163,107

Page: 54

17. FINANCIAL INVESTMENTS

The investments portfolio is broken down as follows:

COMPANY	CONSOLIDATED
	09/30/08	06/30/08	09/30/08	06/30/08
Exclusive investment funds
Government securities	269,286	470,828	688,850	1,100,611
Private-sector securities	600,577	359,534	1,241,519	814,285
Cash and repos– Overnight	(1)	2,339	(1)	17,161
Total exclusive investment funds	869,862	832,701	1,930,368	1,932,057
CDB	-	-	3,079	3,685
Bonds of the Austrian Republic	292,075	285,180	292,075	285,180
ICO Bonds – Instituto de Crédito Oficial of Spain	213,417	207,778	423,340	413,355
Total investments	1,375,354	1,325,659	2,648,862	2,634,277

18. TRADE ACCOUNTS RECEIVABLE

The amounts related to trade accounts receivable are as follows:

CONSOLIDATED
	09/30/08	06/30/08
Billed services	1,636,850	1,616,490
Unbilled services	999,542	975,039
Sale of products	51,262	54,998
Subtotal	2,687,654	2,646,527
Allowance for doubtful accounts	(415,928)	(397,157)
Services	(411,704)	(392,997)
Sale of products	(4,224)	(4,160)
Total	2,271,726	2,249,370
Current	1,889,635	1,847,375
Past-due
From 01 to 30 days	403,070	355,465
From 31 to 60 days	116,082	123,731
From 61 to 90 days	72,709	71,065
From 91 to 120 days	47,053	52,346
More than 120 days	159,105	196,545

Page: 55

19. INVENTORIES

Maintenance and resale inventories, for which provisions for losses or adjustments to their estimated realization are recognized, are as follows:

CONSOLIDATED
	09/30/08	06/30/08
Resale inventories (cell phones and accessories)	64,889	77,315
Maintenance inventories	8,324	7,048
Provision for adjustment to realization value	(26,444)	(31,195)
Provision for probable losses	(734)	(425)
Total	46,035	52,743

20. LOANS AND FINANCING - ASSETS

CONSOLIDATED
	09/30/08	06/30/08
Loans	7,179	7,471
Total	7,179	7,471
Current	1,696	1,690
Long term	5,483	5,781

Loans and financing receivable refer to the transfer of funds to the company responsible for the production of phone directories, and result from the sale of Property, Plant and Equipment to other telephony companies. Loans and financing bear interest equal to the IGP-DI and IPA-OG/Industrial Products of Column 27 issued by Fundação Getulio Vargas (FGV).

21. DEFERRED AND RECOVERABLE TAXES

COMPANY	CONSOLIDATED
	09/30/08	06/30/08	09/30/08	06/30/08
Deferred taxes	25,736	33,012	1,764,625	1,743,278
Other recoverable taxes	346,613	330,746	1,587,614	1,408,552
Total	372,349	363,758	3,352,239	3,151,830
Current	66,095	67,743	1,452,369	1,264,445
Long term	306,254	296,015	1,899,870	1,887,385

Page: 56

Deferred taxes related to income and social contribution taxes

COMPANY	CONSOLIDATED
	09/30/08	06/30/08	09/30/08	06/30/08
Corporate income tax
Deferred income tax on:
Income tax loss carryforwards	-	-	518,378	526,793
Provisions for Contingencies	963	947	334,856	344,541
Provision for covering actuarial deficiency of pension plans	-	-	185,346	166,437
Interest on Shareholder’s Equity – Pro-Rata	-	5,366	-	22,822
Provision for bad debts	-	-	102,400	97,904
ICMS - Agreement no. 69/98 and 78/01	-	-	39,601	29,593
Provision for suspended payment - COFINS/CPMF/INSS	24,426	24,426	66,527	59,220
Provision for profit sharing	-	-	12,220	8,853
Allowance for losses with material inventory	-	-	11,295	11,657
Provision for suspended payment - FUST	-	-	26,639	24,044
Provision for losses - BIA	-	-	71	51
Other provisions	-	-	28,526	16,142
Subtotal	25,389	30,739	1,325,859	1,308,057
Social contribution tax
Deferred social contribution tax on:
Tax loss carryforwards	-	-	189,712	192,302
Provisions for Contingencies	347	341	125,973	125,822
Provision for covering actuarial deficiency of pension plans	-	-	66,724	59,917
Interest on Shareholder’s Equity – Pro-Rata	-	1,932	-	8,216
Provision for bad debts	-	-	36,864	35,245
Provision for profit sharing	-	-	5,134	3,695
Allowance for losses with material inventory	-	-	4,066	4,196
Provision for losses - BIA	-	-	25	18
Other provisions	-	-	10,268	5,810
Subtotal	347	2,273	438,766	435,221
Total	25,736	33,012	1,764,625	1,743,278
Current	3	7,297	417,690	395,515
Long term	25,733	25,715	1,346,935	1,347,763

The following table shows the periods in which the deferred tax assets related to income and social contribution taxes are expected to be realized, which are derived from temporary differences between book income on the accrual basis and taxable income, as well as in the tax loss carryforwards, if any. The realization periods are based on a technical study that used expected future taxable income generated as from the years when the temporary differences become deductible expenses for tax purposes. These assets are recorded in accordance with the requirements in the CVM Instruction no. 371/02 and the technical study submitted to the approval of the Executive Board and the Board of Directors, and the examination of the audit council.

Page: 57

COMPANY	CONSOLIDATED
2008	1	104,425
2009	1,309	452,625
2010	24,426	191,302
2011	-	198,570
2012	-	210,075
2013 to 2015	-	478,478
2016 to 2017	-	32,412
2018 and following years	-	96,738
Total	25,736	1,764,625
Current	3	417,690
Long term	25,733	1,346,935

The recoverable amount expected after 2017 is a result of a provision to cover the actuarial deficiency of pension plans that is being settled by subsidiary Brasil Telecom S.A. according to the maximum remaining period of 13 years and three months, in line with the period established by the SPC (Secretariat for Pension Plans). Despite the time limit stipulated by the SPC and according to the estimated future taxable income, this subsidiary is in a position to fully offset the deferred taxes within a period lower than ten years, if it opts to fully anticipate the repayment of the debt. The consolidated includes R$ 3,531 related to the adjustment to present value of the license to use the 3G network radiofrequency bands – mobile phones, which will follow the regulatory term for amortization and does not prevent the tax recovery if realized within 10 years. The Company did not recognize tax credits in the amount of R$ 26,384, and R$ 154,965 in Consolidated, because of the lack of the necessary requirements in terms of history and/or history future taxable income. The indirect subsidiaries that did not recognize these tax credits were VANT, BrT Multimídia and BrT CS.

Other recoverable taxes

Consist of federal withholding taxes, credits for offset, and payments made, calculated based on legal estimates, which will be offset against future taxes payable. ICMS recoverable arises mostly from credits recorded upon the purchase of Property, Plant and Equipment , whose offset against ICMS payable may occur within up to 48 months, according to Supplementary Law no. 102/00.

COMPANY	CONSOLIDATED
	09/30/08	06/30/08	09/30/08	06/30/08
ICMS (State VAT)	-	-	577,952	615,508
Corporate income tax	259,415	245,122	696,744	528,328
PIS and COFINS	153,703	151,354	252,171	249,388
Social contribution tax	11,095	11,870	133,442	88,502
FUST (Telecommunications Universal Service Fund)	-	-	724	724
Other	-	-	4,181	3,702
Subtotal	424,213	408,346	1,665,214	1,486,152
Provision to recoverable amount	(77,600)	(77,600)	(77,600)	(77,600)
Total	346,613	330,746	1,587,614	1,408,552
Current	66,092	60,446	1,034,679	868,930
Long term	280,521	270,300	552,935	539,622

The provision to recoverable amount corresponds to the tax credits portion which can be offset in a period that exceeds the next ten years.

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22. FIXED-INCOME SECURITIES

Represented by CDB (bank certificates of deposit) of Banco de Brasília S.A. - BRB, interest between 94% and 97% of the SELIC rate, maintained as guarantee for the financing obtained through the PRÓ-DF (Economic and Sustained Development Support Program of the Federal District) by Brasil Telecom S.A. and 14 Brasil Telecom Celular S.A. These fixed-income securities will be maintained during the period of utilization and repayment of the financing (liability), whose grace period establishes the first payment for year 2019, repayable in 180 monthly, consecutive installments. This asset may be used to repay the final installments of that financing.

CONSOLIDATED
	09/30/08	06/30/08
Banco de Brasília S.A. – BRB – Bank Certificates of Deposit	4,873	4,167
Total	4,873	4,167

23. ESCROW DEPOSITS

Balances of escrow deposits related to contingencies with possible and remote risk of loss.

COMPANY	CONSOLIDATED
Restriction by nature of contingencies	09/30/08	06/30/08	09/30/08	06/30/08
Labor	-	-	299,534	273,818
Tax	5,408	5,746	90,691	97,450
Civil lawsuits	256	106	2,140,371	1,715,289
Total	5,664	5,852	2,530,596	2,086,557
Current	50	40	582,158	452,555
Long term	5,614	5,812	1,948,438	1,634,002

Escrow deposits tied to provisions for liabilities are shown as a deduction from such provisions. Refer to notes 6 and 32.

The increase in the consolidated escrow deposits is related with lawsuits for which the Company´s Management, based on its legal counsel´ opinion, consider a possible or remote risk.

24. RECEIVABLE DIVIDENDS/INTEREST ON SHAREHOLDERS’ EQUITY

Refer to the interest on shareholders’ equity, net of withholding income tax and dividends credited by the subsidiary Brasil Telecom S.A., the amount receivable of which is R$ 140,093 (R$ 140,093 on 06/30/08).

Page: 59

25. OTHER ASSETS

COMPANY	CONSOLIDATED
	09/30/08	06/30/08	09/30/08	06/30/08
Pension Plans – future recoverable contributions(1)	-	-	75,105	69,528
Advances to employees	-	-	45,936	43,418
Tax credits acquired(2)	-	-	45,668	45,668
Advances to suppliers	1	7	29,275	17,506
Amounts receivable from telecommunications companies	-	-	8,807	8,807
Contractual suretyships and withholdings	-	-	3,793	1,059
Prepaid expenses	3,497	5,602	94,069	115,140
Compulsory deposits	-	-	1,562	1,562
Assets for sale	-	-	1,123	1,071
Other	5,295	4,909	50,463	30,330
Total	8,793	10,518	355,801	334,089
Current	8,793	10,518	261,032	239,101
Long term	-	-	94,769	94,988

(1)	Asset recognized to be used on the offset of future employer contributions to the supplementary pension – TCSPREV plan, as mentioned in note 5.
(2)	State Letters of Credit, acquired for the full payment of ICMS Infraction notices issued against the Company.

26. INVESTMENTS

COMPANY	CONSOLIDATED
	09/30/08	06/30/08	09/30/08	06/30/08
Investments accounted for under the equity method	4,170,219	4,039,816	-	-
Brasil Telecom S.A.	4,167,337	4,033,693	-	-
Nova Tarrafa Participações Ltda.	2,531	5,740	-	-
Nova Tarrafa Inc.	351	383	-	-
Advances for future capital increase	21	21	-	-
Nova Tarrafa Participações Ltda.	21	21	-	-
Goodwill on acquisition of investments	-	-	104,143	127,673
iG Cayman Ltd.	-	-	67,485	80,740
MTH Ventures do Brasil Ltda.	-	-	12,876	18,394
iBEST companies	-	-	23,782	28,539
BrT Cabos Submarinos companies	-	-	-	-
Investments accounted for at cost	-	-	3,703	3,703
Tax incentives, net of provisions for losses	-	-	-	-
Other Investments	-	-	41	39
Total	4,170,240	4,039,837	107,887	131,415

Advances for future capital increase in favor of the subsidiary were considered in the evaluation of investments, since the allocated contributions are only waiting for the formalization of the corporate documentation to complete the related capital increases.

Investments accounted for under the equity method: comprise the Company’s ownership interest held in its subsidiaries Brasil Telecom S.A., Nova Tarrafa Participações Ltda. and Nova Tarrafa Inc., the main data of which is as follows:

Page: 60

	BT S.A.	NTP (Ltda.)	NTI
Shareholders’ Equity	6,196,121	2,531	351
Capital	3,470,758	32,625	1,776
Book value per share (R$)	11.32	0.08	349.55
Net income (loss) in the period	841,355	(16,089)	(431)
Number of shares held
Common Shares	247,317,180	-	1,003
Preferred Shares	120,911,021	-	-
Shares	-	32,624,928	-
Ownership interest - % (1)
In total capital	67.26%	99.99%	100%
In voting capital	99.09%	99.99%	100%
(1) Considers outstanding capital.

The equity in subsidiaries result consists of the following:

	Operating		Nonoperating
	09/30/08	09/30/07	09/30/08	09/30/07
Brasil Telecom S.A.	579,683	399,368	769	(970)
Nova Tarrafa Participações Ltda.	(16,089)	(7,175)	-	-
Nova Tarrafa Inc.(1)	(423)	(479)	-	-
Total	563,171	391,714	769	(970)
(1) Includes exchange variation related to investment abroad.

Investments Accounted for at Cost: represented by shareholdings obtained by converting shares from tax incentive investments in the FINOR/FINAM regional programs, the Incentive Law for Information Technology Companies, and the Audiovisual Law. The amount is predominantly composed of shares of other telecommunications companies located in the regions covered by these regional incentives.

Other investments: related to cultural assets.

27. PROPERTY, PLANT AND EQUIPMENT

COMPANY
Type of Fixed Assets	Annual Depreciation Rates	09/30/08			06/30/08
		Cost	Accumulated Depreciation	Net book value	Net book value
General Use Assets	5% - 20%	52,282	(51,691)	591	641
Other Assets	19.9%(1)	188	(159)	29	32
Total		52,470	(51,850)	620	673
(1) Weighed annual average rate

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CONSOLIDATED
Type of Fixed Assets	Annual Depreciation Rates	09/30/08			06/30/08
		Cost	Accumulated Depreciation	Net book value	Net book value
Construction in progress	-	794,500	-	794,500	454,138
Public switching equipment	20%	5,221,023	(5,002,307)	218,716	217,628
Transmission equipment and means	16.8%(1)	12,761,565	(10,985,780)	1,775,785	1,828,636
Termination	20%	517,449	(478,910)	38,539	39,873
Data communication equipment	20%	2,323,330	(1,625,218)	698,112	710,027
Buildings	4.2%	963,572	(590,269)	373,303	378,691
Infrastructure	8.6%(1)	3,929,894	(2,760,460)	1,169,434	1,211,889
Assets for general use	18.4%(1)	1,260,315	(953,354)	306,961	320,013
Land	-	85,458	-	85,458	85,377
Other Assets	-	66	-	66	66
Total		27,857,172	(22,396,298)	5,460,874	5,246,338

(1) Weighed annual average rate

According to the STFC concession agreements, the assets of subsidiary Brasil Telecom S.A. that are indispensable to providing the service and qualified as “revertible assets” will be automatically reverted to ANATEL when the concession ends, and the Company will be entitled to the indemnities established in the legislation and the related agreements. The amount of reversible assets on the quarter end date was R$ 21,857,187 for cost, with residual value of R$ 2,879,502.

Leasing

Financial lease contracts are kept into for IT equipment, and the amounts paid as commercial lease are recorded in the account of operating expenses.

Considering the hypothesis of recognition of leased assets in the Property, Plant and Equipment, in consideration to the liabilities of installments payable, the balances calculated on the quarter end date would be the following:

Property, Plant and Equipment

Type of Fixed Assets	09/30/08			06/30/08
	Cost	Accumulated Depreciation	Net book value	Net book value
General Use Assets	68,582	(55,829)	12,753	17,427

Obligations in Commercial Lease Agreements

CONSOLIDATED
	09/30/08	06/30/08
Financing	17,286	23,402
Total	17,286	23,402
Current	17,028	22,120
Long term	258	1,282

The installments that compose long-term liabilities become due in 2009.

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The composition of trade leasing contracts is bound to the DI-Over rate variation.

Insurance (not reviewed by the independent auditors)

The Company has an insurance policy program for covering returnable assets, loss of profits and contractual guarantees, as established in the Concession Agreement entered into with the government, and civil liability for telephony service operations.

The assets, liabilities and interests covered by insurance are as follows:

Type	Coverage	Insured amount
		09/30/08	06/30/08
Operating risks	Buildings, machinery and equipment, premises, call centers, towers, infrastructure and IT equipment	15,071,524	15,042,706
Loss of profits	Fixed expenses and net income	8,955,588	8,955,588
Contractual guarantees	Compliance with contractual obligations	94,601	94,601
Civil liability	Telephony service operations	12,000	12,000

The Company contracted also insurance coverage related to civil liability of management, which also provides coverage for subsidiary Brasil Telecom S.A., whose total approximate amount is equivalent to US$ 90,000,000.00 (ninety million American dollars).

There is no insurance coverage for the optional civil liability, related to casualties with Company vehicles involving third parties.

28. INTANGIBLE ASSETS

	COMPANY
	09/30/08			06/30/08
	Cost	Amortization Accumulated	Net book value	Net book value
Trademarks and patents	36	(26)	10	10
Total	36	(26)	10	10

	CONSOLIDATED
	09/30/08			06/30/08
	Cost	Amortization Accumulated	Net book value	Net book value
Data processing systems	2,304,723	(1,665,834)	638,889	687,682
Regulatory licenses	745,365	(87,979)	657,386	657,572
Trademarks and patents	688	(81)	607	608
Other	109,245	(41,064)	68,181	83,329
Total	3,160,021	(1,794,958)	1,365,063	1,429,191

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29. DEFERRED CHARGES

	CONSOLIDATED
	09/30/08			06/30/08
	Cost	Accumulated Amortization	Net book value	Net book value
Installation and reorganization costs	252,646	(182,615)	70,031	80,455
Total	252,646	(182,615)	70,031	80,455

30. PERSONNEL, PAYROLL CHARGES AND BENEFITS

	COMPANY		CONSOLIDATED
	09/30/08	06/30/08	09/30/08	06/30/08
Salaries and fees	-	-	425	784
Payroll charges	19	19	116,734	102,004
Social benefits	-	-	4,863	4,307
Others	-	-	11,263	6,522
Total	19	19	133,285	113,617
Current	19	19	132,911	113,617
Long term	-	-	374	-

31. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	COMPANY		CONSOLIDATED
	09/30/08	06/30/08	09/30/08	06/30/08
Suppliers	201	505	1,478,309	1,430,908
Consignment in Favor of Third Parties	69	86	130,663	126,948
Total	270	591	1,608,972	1,557,856
Current	270	591	1,608,972	1,536,405
Long term	-	-	-	21,451

The amounts recorded in long-term liabilities are derived from obligations as consideration for the use of third-party networks, the settlement of which depends on verification between the operators, such as the reconciliation of traffic.

32. INDIRECT TAXES

	COMPANY		CONSOLIDATED
	09/30/08	06/30/08	09/30/08	06/30/08
ICMS, net of escrow deposits of Agreement no. 69/98	-	-	625,337	525,265
ICMS (State VAT)	-	-	765,957	664,809
Escrow deposits related to Agreement no. 69/98	-	-	(140,620)	(139,544)
PIS and COFINS (taxes on revenue)	2	1,485	254,983	220,817
Other	-	2	64,935	62,885
Total	2	1,487	945,255	808,967
Current	2	1,487	741,625	642,132
Long term	-	-	203,630	166,835

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The balance of ICMS comprises amounts resulting from Agreement no. 69/98, which has been questioned in Courts and is deposited in an escrow deposited on a monthly basis. It also includes the ICMS deferral, based on incentives by the State Government of Paraná.

33. TAXES ON INCOME

	COMPANY		CONSOLIDATED
	09/30/08	06/30/08	09/30/08	06/30/08
Corporate income tax
Payable	37,390	34,132	499,525	360,472
Law no. 8,200/91 – Special monetary adjustment	-	-	5,137	5,248
Subtotal	37,390	34,132	504,662	365,720
Social contribution tax
Payable	10,506	9,487	159,296	117,969
Law no. 8,200/91 – Special monetary adjustment	-	-	1,848	1,890
Subtotal	10,506	9,487	161,144	119,859
Total	47,896	43,619	665,806	485,579
Current	41,753	38,198	573,438	405,417
Long term	6,143	5,421	92,368	80,162

34. DIVIDENDS/INTEREST ON SHAREHOLDERS’ EQUITY AND PROFIT SHARING

	COMPANY		CONSOLIDATED
	09/30/08	06/30/08	09/30/08	06/30/08
Controlling shareholders	29,973	29,973	29,973	29,973
Dividends/ Interest on Shareholders’ Equity	35,263	35,263	35,263	35,263
IRRF Interest on Shareholders’ Equity	(5,290)	(5,290)	(5,290)	(5,290)
Minority interest	183,813	178,015	317,328	308,306
Dividends/ Interest on Shareholders’ Equity	151,737	151,737	231,922	231,922
IRRF Interest on Shareholders’ Equity	(22,760)	(22,760)	(34,788)	(34,788)
Unclaimed prior years’ dividends	54,836	49,038	120,194	111,172
Total shareholders	213,786	207,988	347,301	338,279
Employees and management profit sharing	-	-	70,166	48,027
Total	213,786	207,988	417,467	386,306

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35. LOANS AND FINANCING

(Includes debentures)

	CONSOLIDATED
	09/30/08	06/30/08
Financing	4,146,171	4,143,070
Accrued interest and other charges on financing	119,358	93,384
Total	4,265,529	4,236,454
Current	627,854	521,361
Long term	3,637,675	3,715,093

Financing

	CONSOLIDATED
	09/30/08	06/30/08
BNDES (National Bank for Economic and Social Development)	2,135,000	2,180,144
Local currency	2,053,557	2,106,808
Basket of currencies, including US dollar	81,443	73,336
Loans and financing	1,003,071	965,133
Local currency	122,026	47,732
Foreign currency	881,045	917,401
Public debentures	1,126,485	1,090,139
Suppliers– foreign currency	973	1,038
Total	4,265,529	4,236,454
Current	627,854	521,361
Long term	3,637,675	3,715,093

Financing in local currency: bear (i) fixed interest ranging from 2.4% p.a. to 10.0% p.a., resulting in a weighted average rate of 8.36% p.a.; and (ii) variable interest based on TJLP plus 2.3% to 5.5% p.a., UMBNDES plus 5.5% p.a., 104% of CDI, resulting in a weighted average rate of 12.42% p.a.

Loans Contract

This quarter, on July 18, 2008, Brasil Telecom S.A. and BrT Celular entered into with Banco do Brasil, a loan agreement in the amounts of R$42,000 and R$33,000, respectively. Such funds comes from the Mid-West Financing Constitutional Fund (FCO), for investment in the expansion of the infrastructure network (voice, data and image) in the States of Goiás, Mato Grosso, Mato Grosso do Sul and the Distrito Federal. The funds were released on August 8, 2008 and repayment terms includes a one-year grace period, after which the the financing will be repaid in sixty monthly installments, ending in August 2014. Financing bears interest of 10.0% p.a., payable by each company. By the end of the quarter, accumulated liabilities totaled R$42,585 for Brasil Telecom S.A. and R$33,460 for BrT Celular.

Financing in foreign currency: bear (i) fixed interest ranging from 1.75% p.a. to 9.38% p.a., resulting in a weighted average rate of 9.36% p.a.; and (ii) variable interest of 0.5% p.a. above LIBOR and 1.92% p.a. above the YEN LIBOR, resulting in a weighted average rate of 2.97% p.a. LIBOR and YEN LIBOR rates as of 09/30/08, for half-yearly payments, were 3.13% p.a. and 0.99% p.a., respectively.

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Public debentures issued by subsidiary Brasil Telecom S.A.

Forth public issue: 108,000 non-convertible debentures without renegotiation clause, with unit face value of R$ 10, amounting to R$ 1,080,000, carried out on June 1, 2006. Repayment term is seven years, maturing on June 1, 2013. Yield corresponds to an interest rate of 104.0% of CDI and its payment periodicity is semiannual. Repayment, which shall indistinctly consider all debentures, will occur annually as from June 1, 2011, in three installments of 33.3%, 33.3% and 33.4% of the unit face value, respectively. At the quarter closing date there were no debentures from this issue in treasury.

Payment schedule

Long-term debt payment is scheduled for the following years:

	CONSOLIDATED
	09/30/08	06/30/08
2009	138,275	364,537
2010	752,774	727,938
2011	814,495	795,587
2012	670,827	655,545
2013	671,551	656,329
2014	524,432	449,860
2015 and following years	65,321	65,297
Total	3,637,675	3,715,093

Currency/index debt composition

	CONSOLIDATED
Adjusted by	09/30/08	06/30/08
TJLP (Long-Term Interest Rate)	2,053,557	2,106,808
CDI	1,126,485	1,090,139
US dollar	406,884	350,890
Yen	194,290	196,142
Hedge of yen-denominated debt	280,844	371,407
UMBNDES – BNDES currency basket	81,443	73,336
INPC	26,458	26,297
Other (fixed rate)	95,568	21,435
Total	4,265,529	4,236,454

Guarantees

Certain loans and financing raised are guaranteed by collateral of receivables from the provision of telephony services and the Parent Company’s surety.

For consolidated loans and financing, the Company maintains hedging contracts on 57.8% of these US dollar- and yen-denominated loans and financing entered into with third parties to hedge against significant fluctuations in quotations of these debt adjustment indexes. On the quarter end date, considering the hedging transactions and foreign currency cash investments, the actual exposure was 8.4% (7.7% on 06/30/08). The gains and losses on these contracts are recognized on the accrual basis.

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The debentures issued by Brasil Telecom S.A. are collateralized by a surety granted by the Company. Under the indenture, the Company, as intervening guarantor, undertakes before the debenture holders as primary obligor and guarantor, to be jointly liable for all obligations assumed by the subsidiary related to its debentures.

BrT Celular Financial Contractual Obligation with BNDES

BrT Celular entered into with Banco Nacional de Desenvolvimento Econômico – BNDES, on February 19, 2008 the contracting of financing in the amount of R$ 259,100 to be used in the expansion and modernization of the mobile phone network (personal mobile service) by 2009. The financing shall have the total term of nine years and six months, with a thirty months grace period, from which period the payment in eighty four installments shall begin. Charges of that financing are associated to the TJLP (Long-Term Interest Rate) variation added 3.52% per year. From the amount under contract, the capitation of R$ 100,000 (R$ 100,000 up to 06/30/08) has been effected in the present quarter, and the supplementary part of financial inputs is expected to occur by the end of the fiscal year of 2009. This obligation is guaranteed by cession and binding of receivables resulting from the revenue of Brasil Telecom S.A., as well as guarantee from the same.

36. SERVICE EXPLOITATION LICENSES AND CONCESSIONS

	CONSOLIDATED
	09/30/08	06/30/08
Personal mobile service	697,921	664,529
STFC concession	49,260	32,845
Other licenses	9,767	9,502
Total	756,948	706,876
Current	567,334	522,247
Long term	189,614	184,629

The licenses for Personal Mobile Services are represented by the agreements entered into in 2002 and 2004 by 14 Brasil Telecom Celular S.A. with ANATEL, to exploit SMP services during a fifteen-year period in the same area of operation where Brasil Telecom S.A. has a concession for fixed telephony. Out of the contracted value, 10% was paid on execution date and the remaining balance was fully recognized in the BrT Celular’s liabilities to be paid in equal, consecutive annual installments, with maturities scheduled for 2008-2010 (balance of three installments), and 2009-2012 (balance of four installments), depending on the year the agreements were executed. The remaining balance is adjusted based on the variation of IGP-DI, plus 1% per month.

On April 29, 2008, BrT Celular acquired new authorizations for development of 3G network, paying at the moment of signature of the terms 10% of the total amount, with a payable balance left to be paid in a one-time installment on 12/11/08, in the amount of R$ 439,412, with no additional charges. The payable balance related with the acquisition of such new authorizations and the corresponding intangible assets were recognized in the amount of R$ 400,229, deducted from the adjustment to the present value. The discount at the current price is based on rates that would be required for financing the obligation (variation of the Telecommunications Sector Rate – IST and compensatory interest of 1% per month). At the quarter end date, the balance payable was of R$426,529, which included R$26,300 related to interest accrued to the initially recognized present value.

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The STFC concession refers to the provision recognized by Brasil Telecom S.A. on an accrual basis, based on the application of 1% upon the taxes net revenue. According to the concession agreement in effect, the payment in favor of ANATEL becomes due at each two-year period, set up for April of odd years and equivalent to 2% of net revenue verified in the previous year. The next payment to be carried out is expected to occur in 2009.

The amount of other licenses relates to BrT Multimídia and refers to the license granted to the use of radiofrequency blocks associated with the exploitation of multimedia communication services. Upon such obligation, variation of the IGP-DI in the amount of 1% per month is assessed. The settlement of the balance of such obligation will be paid in tree equal, consecutive and annual installments, falling due in May.

37. PROVISIONS FOR PENSION PLANS

Refer to the recognition by Brasil Telecom S.A. of the actuarial deficit of the pension plans of defined benefit managed by FBrTPREV and the pension plan managed by this subsidiary appraised by independent actuaries in accordance with CVM Resolution no. 371/00. Such sponsored plans are detailed in note 5.

	CONSOLIDATED
	09/30/08	06/30/08
FBrTPREV – BrTPREV, Alternativo and Fundador plans	739,087	663,459
PAMEC plan	2,296	2,290
Total	741,383	665,749
Current	114,778	79,251
Long term	626,605	586,498

38. ADVANCES FROM CUSTOMERS

	CONSOLIDATED
	09/30/08	06/30/08
Assignment of telecommunications means	148,131	91,226
Prepaid services	43,867	44,188
Other advances from customers	57,396	57,854
Total	249,394	193,268
Current	90,197	63,249
Long term	159,197	130,019

The long-term balance, to which the clients had carried out early payments aiming at the obtainment of benefits for a longer coverage period, will have its realization expected in the following years:

	CONSOLIDATED
	09/30/08	06/30/08
2009	4,570	6,986
2010	14,915	11,902
2011	14,864	11,316
2012	14,640	11,092
2013	14,319	10,771
2014	13,658	10,111
2015	13,592	10,044
2016 and following years	68,639	57,797
Total	159,197	130,019

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39. OTHER LIABILITIES

	COMPANY		CONSOLIDATED
	09/30/08	06/30/08	09/30/08	06/30/08
Liabilities resulting from Grouping of Shares (1)	75,189	75,021	80,786	80,909
Self-financing funds	-	-	24,143	24,143
Bank credits and repeater receivables under processing	-	-	17,937	16,785
Other taxes	-	-	16,414	14,585
Obligations from acquisition of tax credits	-	-	9,095	8,332
Bonuses and premiums – subsequent periods	-	-	5,758	5,948
CPMF (tax on banking transactions) – suspended payment	-	-	2,518	2,482
Obligations with other telecommunications companies	-	-	1,616	1,616
Return of self–financing funds	-	-	601	603
Other	294	289	8,886	24,021
Total	75,483	75,310	167,754	179,424
Current	75,483	75,310	160,479	168,505
Long term	-	-	7,275	10,919

(1)	Refers to amounts available to the respective shareholders, regarding the fractions of shares separated and grouped in integers and sold at floor accomplished at BOVESPA, resulting from grouping of shares mentioned in note 7.a.

Self-financing funds

Correspond to the financial participation credits, paid by committed subscribers, for the purchase of the right of use of switched fixed telephone service, still under the discontinued self-financing modality. It happened that, as the shareholders of Brasil Telecom S.A. – Rio Grande do Sul branch (former CRT) had fully subscribed the capital increase made to repay in shares the credits for capital participation, there were no unsold shares to be delivered to the committed subscribers. Part of these committed subscribers, who did not accept this subsidiary’s Public Offering to return the referred credits in cash, as established in article 171, paragraph 2, of Law no. 6,404/76, are awaiting the termination of the ongoing lawsuit filed by the Public Prosecution Office and Others, aiming at reimbursement in shares.

40. CAPITALIZABLE FUNDS

The expansion plans (self-financing) were the means by which the telecommunications companies financed part of the network investments. With the issue of Administrative Rule no. 261/97 by the Ministry of Communications, this fund raising mechanism was discontinued and the existing consolidated amount of R$ 7,974 (R$ 7,974 on 06/30/08) derives from plans sold prior to the issue of said Administrative Rule, the corresponding assets to which are already incorporated to Property, Plant and Equipment through the PCT (Community Telephony Plant). For reimbursement in shares, it is necessary to await a court decision on the suits filed by the interested parties.

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41. INFORMATION BY BUSINESS SEGMENT - CONSOLIDATED

The information by segment refers to the business of the Company and its subsidiaries and has been identified based on their operating and management structure, as well as internal management information.

The transactions of the business segments have been carried out under market terms and conditions.

Results by segment, and balance sheet account presented, consider revenues, costs, and expenses directly linked to each segment and those that can be reasonably allocated.

	09/30/08
	Fixed Telephony and Data Communication	Mobile Telephony	Internet	Call Center	Administration	Inter- Segment Eliminations	Consolidated
Gross operating revenue	10,967,631	1,861,299	336,639	173,278	-	(797,645)	12,541,202
Deductions from Gross Revenue	(3,564,191)	(491,159)	(49,838)	(11,606)	-	2,491	(4,114,303)
Net operating revenue	7,403,440	1,370,140	286,801	161,672	-	(795,154)	8,426,899
Cost of services and sales	(3,847,654)	(1,141,017)	(40,164)	(149,092)	-	556,435	(4,621,492)
Gross profit	3,555,786	229,123	246,637	12,580	-	(238,719)	3,805,407

Operating expenses, net	(1,868,148)	(453,114)	(282,795)	(15,205)	(12,191)	238,984	(2,392,469)
Sales of services	(743,582)	(367,758)	(193,636)	(3,967)	-	275,098	(1,033,845)
General and administrative expenses	(897,582)	(98,697)	(56,689)	(10,950)	(13,752)	18,364	(1,059,306)
Other operating income (expenses)	(226,984)	13,341	(32,470)	(288)	1,561	(54,478)	(299,318)

Income (loss) from operations before financial expenses (income)	1,687,638	(223,991)	(36,158)	(2,625)	(12,191)	265	1,412,938

Trade Accounts Receivable	2,137,854	171,674	89,225	51,877	-	(178,904)	2,271,726
Inventories	6,850	39,185	-	-	-	-	46,035
Property, Plant and Equipment and intangible assets, net	4,915,358	1,849,906	60,043	-	630	-	6,825,937

	09/30/07
	Fixed Telephony and Data Communication	Mobile Telephony	Internet	Administration	Inter- Segment Eliminations	Consolidated
Gross operating revenue	10,340,440	1,788,755	323,921	-	(585,896)	11,867,220
Deductions from Gross Revenue	(3,116,826)	(525,681)	(47,737)	-	5,495	(3,684,749)
Net operating revenue	7,223,614	1,263,074	276,184	-	(580,401)	8,182,471

Costs of services and sales	(4,113,697)	(1,117,101)	(42,585)	-	517,881	(4,755,502)
Gross profit	3,109,917	145,973	233,599	-	(62,520)	3,426,969

Operating expenses, net	(1,790,576)	(388,212)	(284,999)	(16,773)	63,534	(2,417,026)
Sales of services	(668,144)	(322,549)	(195,211)	-	87,882	(1,098,022)
General and administrative expenses	(852,281)	(94,744)	(47,856)	(13,328)	17,878	(990,331)
Other operating income (expenses)	(270,151)	29,081	(41,932)	(3,445)	(42,226)	(328,673)

Income (loss) from operations before financial expenses (income)	1,319,341	(242,239)	(51,400)	(16,773)	1,014	1,009,943

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	06/30/08

	Fixed Telephony and Data Communication	Mobile Telephony	Internet	Call Center	Administration	Inter- Segment Eliminations	Consolidated
Trade Accounts Receivable	2,116,470	181,111	101,100	39,474	-	(188,785)	2,249,370
Inventories	6,005	46,738	-	-	-	-	52,743
Property, Plant and Equipment and intangible assets, net	4,851,346	1,765,720	57,780	-	683	-	6,675,529

42. SUBSEQUENT EVENTS

Currency Depreciation

In September and October, up to the date these interim information was completed, due to market conditions the Brazilian real depreciated in relation to other currencies mainly the US dollar, and the effects generated by the depreciation up to September 30, 2008, at the parity of US$1.00 = R$1.9143, are reflected in the Company’s accounting records.

On October 20, 2008, the US dollar was trade at US$1.00 = R$2.1174, which represents a depreciation of the Brazilian real of approximately 10.6% .

As mentioned in note 4.b, only 15.1% of consolidated loans and financing liabilities are exposed to the foreign exchange risk. Additionally, 57.9% of these liabiities are hedged against exchange exposure, resulting in an actual net exposure of 8.4% .. Therefore, even if the US dollar appreciation is maintained at the current levels, there will be no material impact on the Company’s economic and financial position.

Approval of the new General Granting Plan

On October 16, 2008 the Executive Board of ANATEL approved the final text of the new General Granting Plan (“PGO”), which adopted, but not limited to, the following main actions:

(i)	Maintain the current PGO Regions;

(ii)	Eliminate restrictions to operations of Groups with concessionaires in more than one PGO Region;

(iii)	Interdict more than one concession of the same type of STFC in the same PGO Region or part of it held by the same Group;

Mandatory operation in the other PGO Regions for Groups that control concessions in more than one Region, as provided for by the General Plan for Competition Goals (PGMC), and obligation to meet any other terms and conditions set forth by the Agency, for the purpose of ensuring competition, preventing economic concentration, and not compromising the performance of concession contracts; and

(iv)	Maintenance of the regional continuity concept.

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The Telecommunications Regulations Updating Plan (PGR) was also approved, and outlines regulatory goals for increase competition.

By the time this interim information was published, the ANATEL had not made any statement regarding the final text of the PGO and the PGR. After the issuance of such document, the text will be sent to the Advisory Board of Anatel, which will have a period of 15 days to issue its opinion, and then it will be sent to the Ministry of Communications for analysis and final proposition to be sent in the form of Decree for approval of the President.

On the date of preparation of this interim information, it is not possible to evaluate the impacts the review of the PGO might have on the business and the results of the Company.

-.-.-.-.-.-.-.-.-.-

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05.01 - COMMENTS ON THE COMPANY PERFORMANCE IN THE QUARTER

See Comments on Consolidated Performance

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06.01 – BALANCE SHEET – CONSOLIDATED ASSETS (IN THOUSAND OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - 09/30/2008	4 - 06/30/2008
1	Total Assets	18,655,439	17,853,422
1.01	Current Assets	7,698,151	7,339,700
1.01.01	Cash, Bank and Temporary Cash Investments	434,273	445,519
1.01.01.01	Cash and Bank	157,292	106,306
1.01.01.02	Cash Equivalent	276,981	339,213
1.01.02	Credits	2,271,726	2,249,370
1.01.02.01	Clients	2,271,726	2,249,370
1.01.02.02	Sundry Credits	0	0
1.01.03	Inventories	46,035	52,743
1.01.04	Others	4,946,117	4,592,068
1.01.04.01	Investments	2,648,862	2,634,277
1.01.04.02	Loans and Financing	1,696	1,690
1.01.04.03	Deferred and Recoverable Taxes	1,452,369	1,264,445
1.01.04.04	Escrow Deposits	582,158	452,555
1.01.04.05	Other Assets	261,032	239,101
1.02	Non-Current Assets	10,957,288	10,513,722
1.02.01	Long-Term Assets	3,953,433	3,626,323
1.02.01.01	Sundry Credits	0	0
1.02.01.02	Credits with Related Parties	0	0
1.02.01.02.01	From Direct and Indirect Associated Companies	0	0
1.02.01.02.02	From Subsidiaries	0	0
1.02.01.02.03	From Other Related Parties	0	0
1.02.01.03	Others	3,953,433	3,626,323
1.02.01.03.01	Loans and Financing	5,483	5,781
1.02.01.03.02	Deferred and Recoverable Taxes	1,899,870	1,887,385
1.02.01.03.03	Fixed-Income Securities	4,873	4,167
1.02.01.03.04	Escrow Deposits	1,948,438	1,634,002
1.02.01.03.05	Other Assets	94,769	94,988
1.02.02	Permanent Assets	7,003,855	6,887,399
1.02.02.01	Investments	107,887	131,415
1.02.02.01.01	Direct and Indirect Associated Companies	4	4
1.02.02.01.02	Direct and Indirect Associated Companies - Goodwill	0	0
1.02.02.01.03	Subsidiaries	0	0
1.02.02.01.04	Subsidiaries - Goodwill	104,143	127,673
1.02.02.01.05	Other Investments	3,740	3,738
1.02.02.02	Property, Plant and Equipment	5,460,874	5,246,338
1.02.02.03	Intangible Assets	1,365,063	1,429,191
1.02.02.04	Deferred Charges	70,031	80,455

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06.02 - BALANCE SHEET - CONSOLIDATED LIABILITIES (IN THOUSAND OF REAIS)

1 - CODE	2 - DESCRIPTION	3 – 09/30/2008	4 - 06/30/2008
2	Total Liabilities	18,655,439	17,853,422
2.01	Current Liabilities	5,271,326	4,671,158
2.01.01	Loans and Financing	581,369	511,222
2.01.02	Debentures	46,485	10,139
2.01.03	Suppliers	1,478,309	1,409,457
2.01.04	Taxes, Duties and Contributions	1,315,063	1,047,549
2.01.04.01	Indirect Taxes	741,625	642,132
2.01.04.02	Taxes on Income	573,438	405,417
2.01.05	Dividends	347,301	338,279
2.01.06	Provisions	351,049	311,919
2.01.06.01	Provisions for Contingencies	236,271	232,668
2.01.06.02	Provisions for Pension Plans	114,778	79,251
2.01.07	Debts with Related Parties	0	0
2.01.08	Others	1,151,750	1,042,593
2.01.08.01	Payroll, Social Charges and Benefits	132,911	113,617
2.01.08.02	Consignment in Favor of Third Parties	130,663	126,948
2.01.08.03	Profit Sharing	70,166	48,027
2.01.08.04	Authorization for Serv. Exploitation Telecom.	567,334	522,247
2.01.08.05	Advances from Customers	90,197	63,249
2.01.08.06	Other Liabilities	160,479	168,505
2.02	Non-Current Liabilities	5,585,574	5,613,568
2.02.01	Long-Term Liabilities	5,585,574	5,613,568
2.02.01.01	Loans and Financing	2,557,675	2,635,093
2.02.01.02	Debentures	1,080,000	1,080,000
2.02.01.03	Provisions	1,287,467	1,296,486
2.02.01.03.01	Provisions for Contingencies	660,862	709,988
2.02.01.03.02	Provisions for Pension Plans	626,605	586,498
2.02.01.04	Debts with Related Parties	0	0
2.02.01.05	Advance for Future Capital Increase	0	0
2.02.01.06	Others	660,432	601,989
2.02.01.06.01	Suppliers	0	21,451
2.02.01.06.02	Indirect Taxes	203,630	166,835
2.02.01.06.03	Taxes on Income	92,368	80,162
2.02.01.06.04	Authorization for Serv. Exploitation Telecom.	189,614	184,629
2.02.01.06.05	Personnel	374	0
2.02.01.06.06	Advances from Customers	159,197	130,019
2.02.01.06.07	Other Liabilities	7,275	10,919
2.02.01.06.08	Funds for Capitalization	7,974	7,974
2.02.02	Deferred Income	0	0
2.03	Minority Interest	2,029,131	1,963,396

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2.04	Shareholders’ Equity	5,769,408	5,605,300

Page: 77

06.02 - BALANCE SHEET - CONSOLIDATED LIABILITIES (IN THOUSAND OF REAIS)

1 - CODE	2 - DESCRIPTION	3 -09/30/2008	4 -06/30/2008
2.04.01	Paid Up Capital Stock	2,596,272	2,596,272
2.04.02	Capital Reserves	309,178	309,178
2.04.02.01	Goodwill on Share Subscription	306,961	306,961
2.04.02.02	Other Capital Reserves	2,217	2,217
2.04.03	Revaluation Reserves	0	0
2.04.03.01	Owned Assets	0	0
2.04.03.02	Subsidiaries/Direct and Indirect Associated Companies	0	0
2.04.04	Revenue Reserves	265,964	265,964
2.04.04.01	Legal	265,964	265,964
2.04.04.02	Statutory	0	0
2.04.04.03	For Contingencies	0	0
2.04.04.04	From Profits to Realize	0	0
2.04.04.05	Profit Retention	0	0
2.04.04.06	Special Reserve for Undistributed Dividends	0	0
2.04.04.07	Other Profit Reserves	0	0
2.04.05	Retained Earnings/Accumulated Deficit	2,597,994	2,433,886
2.04.06	Advance for Future Capital Increase	0	0

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07.01 - CONSOLIDATED STATEMENT OF INCOME (IN THOUSANDS OF REAIS)

1 - CODE	2 - DESCRIPTION	3 – 07/01/08 to 09/30/08	4 – 01/01/08 to 09/30/08	5 – 07/01/07 to 09/30/07	6 – 01/01/07 to 09/30/07
3.01	Gross Revenue from Sales and/or Services	4,326,006	12,541,202	3,997,275	11,867,220
3.02	Deductions from Gross Revenue	(1,484,407)	(4,114,303)	(1,249,004)	(3,684,749)
3.03	Net Revenue from Sales and/or Services	2,841,599	8,426,899	2,748,271	8,182,471
3.04	Cost of Goods and/or Services Sold	(1,520,109)	(4,621,492)	(1,542,321)	(4,755,502)
3.05	Gross Profit	1,321,490	3,805,407	1,205,950	3,426,969
3.06	Operating Expenses/Revenues	(934,520)	(2,714,873)	(862,490)	(2,785,493)
3.06.01	Selling Expenses	(344,391)	(1,033,845)	(342,720)	(1,098,022)
3.06.02	General and Administrative Expenses	(333,450)	(1,059,306)	(333,494)	(990,331)
3.06.03	Financial	(59,941)	(322,404)	(18,527)	(368,467)
3.06.03.01	Financial Income	200,869	587,477	145,586	450,986
3.06.03.02	Financial Expenses	(260,810)	(909,881)	(164,113)	(819,453)
3.06.04	Other Operating Income	114,519	522,022	79,105	324,210
3.06.05	Other Operating Expenses	(311,257)	(821,340)	(246,854)	(652,883)
3.06.06	Equity Income	0	0	0	0
3.07	Operating Income	386,970	1,090,534	343,460	641,476
3.08	Non-Operating Income	1,943	10,726	2,672	8,820
3.08.01	Revenues	12,954	178,305	14,743	56,654
3.08.02	Expenses	(11,011)	(167,579)	(12,071)	(47,834)
3.09	Income Before Tax and Minority Interests	388,913	1,101,260	346,132	650,296
3.10	Provision for Income and Social Contribution	(176,473)	(572,027)	(153,438)	(343,300)
3.11	Deferred Income Tax	16,795	145,856	21,492	82,425
3.12	Statutory Interest/Contributions	0	0	0	0
3.12.01	Interests	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Shareholders’ Equity	0	267,185	0	267,772
3.14	Minority Interest	(65,124)	(275,403)	(63,874)	(191,547)

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3.15	Income (Loss) for the Period	164,111	666,871	150,312	465,646

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07.01 - CONSOLIDATED STATEMENT OF INCOME (IN THOUSANDS OF REAIS)

1 - CODE	2 - DESCRIPTION	3 – 07/01/08 to 09/30/08	4 – 01/01/08 to 09/30/08	5 – 07/01/07 to 09/30/07	6 – 01/01/07 to 09/30/07
	NUMBER OF OUTSTANDING SHARES, EX-TREASURY (UNITS)	362,488,413	362,488,413	362,488,413	362,488,413
	EARNINGS PER SHARE (REAIS)	0.45273	1.83970	0.41467	1.28458
	LOSS PER SHARE (REAIS)

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08.01 - COMMENTS ABOUT CONSOLIDATED PERFORMANCE IN THE QUARTER

PERFORMANCE REPORT – 3rd QUARTER 2008

The performance report provides consolidated figures for Brasil Telecom S.A. and its subsidiaries, mentioned in the explanation note 1 of this Quarterly Information.

OPERATING PERFORMANCE (NOT REVIEWED BY THE INDEPENDENT AUDITORS)

Fixed Telephony

Plant

	3Q08	2Q08	3Q08/2Q08
Operational Data			(%)

Installed Lines (1,000)	10,381	10,394	-0.1
Additional Installed Lines (1,000)	-13	14	N.A.

Lines in Service - LES (1,000)	8,198	8,105	0.9
- Residential	5,546	5,478	1.2
- No-Home	1,298	1,273	2.0
- Public Telephones - TUP	278	280	-0.6
- Hybrid Terminals	358	384	-7.3
- Others (includes PABX)	718	690	4.0
Added Lines in Service (1,000)	94	68	37.4

Active Lines - LES (-) Blocked Lines	8,058	7,933	1.6

Blocked Lines	140	172	-22.9

Average Lines in Service - LMES (1,000)	8,151	8,070	1.0

LES/100-inhabitants	18.4	18.4	-0.2
TUP/1,000-inhabitants	6.2	6.3	-1.2
TUP/100-Installed Lines	2.7	2.7	-0.8

Utilization Rate	79.0%	78.0%	1.0 p.p.

The lines in service (LES) base had a net addition of 93.8 thousand lines in the 3Q08, resulting mainly from the growing adhesions to Controle Total, the pre-paid wireline plan, and the increase on the no-residential client base.

Controle Total is a plan focused on the low consumption segments, whose offer is made by means of directed approach in areas with technical availability. Seventy-two percent of the plan’s clients had never had access to wireline, while the remaining had been out of the base for at least 5 months.

As for micro, small and medium sized companies (PME), Brasil Telecom maintained the strategy of converging operation by strengthening sales channels and the offer of targeted products and services, such as the convergence offering Brasil Total Negócios.

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Traffic

	3Q08	2Q08	3Q08/2Q08
			(%)

Exceeding Minutes (million)	2,825	2,625	6.8

VC-1 (million minutes)	707	686	3.1

Minutes Long Distance (million)	1,296	1,360	-4.8

Long Distance	1,018	1,084	-6.2

VC-2	157	161	-2.4

VC-3	121	115	5.4

Mobile Telephony

	3Q08	2Q08	3Q08/2Q08
Operational Data			(%)

Clients (1,000)	5,246	5,015	4.6
Post-paid	895	832	7.5
Prepaid	4,351	4,183	4.0
Net Additions (1,000)	231	438	-47.3
Post-paid	62	3	N.A.
Prepaid	168	435	-61.3
Gross Additions (1,000)	883	943	-6.4
Post-paid	145	96	49.6
Prepaid	739	847	-12.7
Cancellations (1,000)	653	506	29.1
Post-paid	82	94	-12.1
Prepaid	571	412	38.5
Prepaid Annual Churn	50.90%	42.20%	20.7
Post-paid	38.10%	45.10%	-15.4
Prepaid	53.49%	41.60%	28.7
Client Acquisition Cost (SAC - R$)	73.1	77.4	-5.6
Assisted Locations	939	873	7.6
% of Population Cover	89%	88%	0.9 p.p.
Coverage Cell Sites (ERBs)	3,656	3,481	5.0
Commutation and Control Centers (CCC)	12	11	9,1
Employees	642	634	1.3

Mobile Accesses

Brasil Telecom’s mobile telephony client base reached 5,245.9 thousand mobile accesses in service in the 3Q08, a total of 1,222.1 thousand net additions, which represented growth of 30.4% in comparison to the 3Q07. There were 883.4 thousand gross additions in the quarter, an increase of 37.5% in comparison to the 3Q07, the second highest in the history of Brasil Telecom.

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By the end of the 3Q08, 894.9 thousand clients were subscribers of post-paid plans, 4.4% more than in the 3Q07, mainly because of (i) adhesions to Pluri packages, (ii) reduction of the migration of clients from hybrid to prepaid plan, and (iii) adhesions to 3G offers. By the end of the 3Q08, Brasil Telecom reached 43.6 thousand 3G clients, including mobile accesses and Banda Larga 3GMais no Computador (3G Broadband in your Computer).

The prepaid clients base totaled 4,351.0 thousand clients in the 3Q08, 37.4% above the rate in the 3Q07, mainly because of the success of the Fathers’ Day campaign and the offers launched in 2007, such as the plan Pula-Pula Mais (a prepaid plan in which every call received generates bonuses to clients), which encourages migration of clients from hybrid to prepaid plan.

DATA

Broadband

Operational Data	3Q08	2Q08	3Q08/2Q08
			(%)

ADSL Accesses (1,000)	1,762	1,710	3.0
Net Additions (1,000)	52	73	-28.3

ADSL penetration (%)	21.5	21.1	0.4 p.p.

Throughout the 3Q08, Brasil Telecom added 52.1 thousand ADSL accesses to its plant, totaling 1,761.9 thousand accesses by the end of the 3Q08, with an increase of 15.7% when compared to the 3Q07. ADSL (ADSL/LES) penetration in the 3Q08 reached 21.5%, against 18.9% in the 3Q07.

In continuity to the expansion of the broadband network, Brasil Telecom has reached 80.1% of the cities with ADSL coverage, the biggest rate among expressive carriers.

Approximately 70% of the network of Brasil Telecom is prepared to offer broadband services via ADSL 2+ (technology that allows access to speeds of up to 24 Mbps).

Internet Providers

Internet Group is Brazil’s first Internet provider, with over 4 million active users for dialed-up access and 7.9 million mail boxes. Considering the broadband and value-added services subscriptions, there are more than 2 million paying subscribers. Besides, Internet Group disputes second position in audience among national portals and Internet access providers with over 13.3 million residential visitors each month.

In the quarter, Internet Group held the first on-line debate among the candidates for major, launched a new platform of personal and columnist blogs, and made the debut of new partnerships with the humor sites Morra de Rir and Heresmita, the ecological video site Canal Azul TV and the magazines Brasileiros and Wish Report.

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New Products

Pluri Uso

At the beginning of September, Brasil Telecom launched Pluri Uso, a single package of minutes that can be used in all the client’s wireline or mobile calls. This mechanism, in addition to allowing clients to maximize the utilization of individual plans, is intended to promote the acquisition of mobile plans by clients who already have wireline phones. Pluri Uso minutes packages vary from 250 to 4000 minutes, which can be used for calls to any wireline terminal (including other carriers) or mobile terminal (only Brasil Telecom). The package also allows the use of these minutes in long-distance calls. Additional accesses (fixed and mobile numbers or broadband) and intelligent services (SMS messaging, GPRS and data) can be included in the client’s plan at differentiated prices. Brasil Telecom is the only carrier that offers this kind of package in Region II.

Number Portability

Number portability started to be implemented in Brazil on 09/01/2008 for fixed switched telephony services (STFC) and personal mobile service (SMP). According to Anatel’s Schedule, the gradual implementation of portability should be concluded by March 2009. Until now, portability has been implemented in three national codes where Brasil Telecom operates: 62 (Goiás), 67 (Mato Grosso do Sul) and 43 (Paraná). From 09/01/2008 to 10/07/2008, the impact of portability was a loss of 2.7 thousand wireline clients and a gain of 360 mobile clients.

ECONOMICAL-FINANCIAL PERFORMANCE

Revenue

The consolidated gross revenue of Brasil Telecom reached R$ 4,326.0 million in the 3Q08, 8.2% higher than in the 3Q07, mainly due to the increase in data communication revenue and tariff adjustments of 3.01% in services (local and long-distance) and VCs occurred in July 2008.

Local Service

The gross revenue of local services reached R$ 1,654.9 million in the 3Q08, 1.9% higher than in the 3Q07, due to the increase of 3.7% in subscription revenue and 7.6%in VC-1 revenue, partially offset by the 13.6% drop in gross local traffic revenue. The growth of 14.1% in the number of clients of local alternative plans causes the increase in the revenue from subscriptions; however, the greater adhesion to local minutes franchise plans also occasions part of the reduction of the traffic surplus.

Public Telephony

Public telephony gross revenue reached (TUP) amounted to R$ 106.2 million in the 3Q08, 23.5% less in comparison to the revenue of the 3Q07, mainly due to the growth in the prepaid client base on mobile telephony, in addition to the increase in the number of clients at Controle Total plan, which used to use public telephony services before.

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Interconnection

Interconnection revenue in the 3Q08 was of R$ 101.4 million, 22.8% higher than those R$ 82.5 million recorded in the 3Q07, mainly due to the increase of 3.0% in the average tariff TU-RL in 2008 and the rise in the total number of cell phones operating in the region.

VC-1

Gross revenue from VC-1 calls totaled R$ 494.0 million in the 3Q08, 7.6% higher than in the 3Q07, due to tariff adjustments and the 5.0% traffic growth compared to the 3Q07.

Long Distance

Gross revenue from long distance calls (LD) amounted to R$ 712.7 million, 1.0% lower than that recorded in the 3Q07, due to the reduction of 8.9% and 2.4% in VC-2 and VC-3 traffic, respectively, in turn resulting from the decrease in the use of value-added products that encourage such traffic. However, it is important to stress the increase of revenues from wireline terminal-originated LD calls (intra-sectorial, intra-regional, inter-regional and international), which increased in view of the tariff restatement and the increase of 2.1 p.p. and 4.9 p.p. in the market share of inter-regional and international traffics, respectively.

Data Transmission

In the 3Q08, gross revenue from data communication reached R$ 984.8 million, an increase of 39.7% when compared to the 3Q07, mainly due to the increase in ADSL clients base expansion and migration to higher speed plans.

Mobile Telephony

In the 3Q08, total consolidated gross revenue from mobile telephony totaled R$ 540.4 million, from which R$ 58.5 million were related to the sale of handsets and accessories. Consolidated gross revenue from mobile services in the 3Q08 totaled R$ 481.9 million, exceeding by 0.6% that recorded in the 3Q07, due to the 8.1% upturn in utilization revenue and the 19.7% increase in data communication revenue as result of the client base expansion and 3G users, in the case of data communications. The increases in utilization revenue and data communication were offset with the reduction of 12.0% in subscriptions revenue, mainly due to the lower subscription fees and the reduction in discounts offered to clients and increase in the prepaid base.

Net Revenue

Brasil Telecom's consolidated net revenue was added by 3.4% in the 3Q08 in comparison to the 2Q07, reflecting the increase of 8.2% in the consolidated gross revenue, offset by the 18.8% upturn in deductions. The increase in deductions occurred because of the unconditional discounts on the ADSL revenue that, in the 3Q07, were deducted from the consolidated gross product revenue.

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ARPU (Monthly average net revenue per user)

Fixed telephony ARPU (excluding data communication) reached R$ 75.2 in the 3Q08, 3.4% below that recorded in the 3Q07, due to the growing adhesion to more economical plans, such as Controle Total Plan.

ADSL ARPU recorded in the 3Q08 totaled R$ 49.5, a 2.2% increase compared to ARPU of R$ 48.4 recorded in the 3Q07.

Total ARPU of mobile telephony recorded in the 3Q08 was of R$ 28.8, a decreased of 17.5% in comparison to the 3Q07, mainly because of substantial increase in prepaid accesses at the client base.

Costs and Expenses

Operating costs and expenses consolidated by Brasil Telecom totaled R$ 2,394.7 million in the 3Q08, an increas of 0.4% in comparison to the 3Q07, mainly because of the increase of: R$ 58.6 million in personnel costs and expenses, R$ 41.8 million in provisions for doubtful accounts, R$ 25.0 million in other expenses, and R$ 21.2 million in provisions for contingencies, partially offset by a reduction of R$ 39.8 million in third-party services.

Personnel

By the end of the 3Q08, group Brasil Telecom employed a total of 17,670 collaborators. The increase of 11.9 thousand compared to the 3Q07, basically occurred because of the internalization of Brasil Telecom’s call centers in December, 2007 and the Internet Group’s call centers in the 2Q08. Excluding the call center operation, there was a reduction in the headcount at Brasil Telecom for the period.

Materials

Material costs and expenses amounted to R$ 88.9 million in the 3Q08, a drop of 4.3% in relation to the 3Q07, due to the lower cost of goods sold despite the increase in the quantity of handsets traded.

Third Parties Services

The costs and expenses with outsourced services, with exception of interconnection, advertising and marketing, amounted to R$ 518.4 million in the 3Q08, 7.1% below that recorded in the 3Q07, mainly reflecting the reduction of R$ 65.5 million in the call center line after the internalization accomplished by the end of 2007. Such reduction was partially offset with the increase of R$ 17.8 million in services related to the maintenance of the plant, R$ 4.2 million in legal services R$ 7.6 million in services related to contents provision and R$ 2.0 million in software maintenance.

The expenses with advertisement and marketing totaled R$ 45.5 million in the 3Q08, an increase of 15.8% when compared to the 3Q07, due to enhanced number of campaigns for launching new products, such as 3GMais and Pluri, besides more aggressive campaigns on the Fathers’ Day.

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Provisions for Contingencies

In the 3Q08, the provisions for contingencies amounted to R$ 176.1 million, an increase of 13.7 % in comparison to the 3Q07, basically due to reappraisal of taxes, civil and labor contingencies.

PCCR/ROB

Losses on Accounts Receivable (PCCR) totaled R$ 97.9 million in the 3Q08, versus R$ 56.0 million in the 3Q07, mainly due to non-recurring effect of actions carried out in the 3Q07 to recover overdue credits and the increase in co-billing default in the 3Q08. The ration between PCCR/gross revenue was of 2.3%, remaining stable in relation to the previous quarter.

Depreciation and Amortization

Depreciation and amortization costs totaled R$ 505.6 million in the 3Q08, 16.8% less than in the 3Q07, due to the increase of goods totally depreciated.

Other Costs and Expenses/Operating Income

Other operating costs and expenses amounted to R$ 184.4 million in the 3Q08, 15.7% higher than that in the 3Q07, basically due to the increase in the Company’s booked actuarial liabilities in the amount of R$ 25.1 million.

Financial Result

In the 3Q08, Brasil Telecom registered negative financial result of R$ 59.9 million, versus a expense of R$ 18.5 million in the previous year, basically due to the exchange rate variation on loans and financing net of hedge operations in the amount of approximately R$ 57.8 million, once the Brazilian real rose by 4.5% compared to the U.S. Dollar in the 3Q07 and a devaluation of 20.3% in the 3Q08.

Non-Operating Revenues (Expenses)

Non-operating revenue (expenses) totaled R$ 1.9 million in the 3Q08, a negative variation of 27.3% compared to the 3Q07, mainly due to the booking of R$ 1.4 million regarding the write-off of fixed assets carried out in the 3Q07.

Net Profit

Brazil Telecom registered net profit of R$ 164.1 million in the 3Q08, equivalent to R$ 0.45273 per share. The net profit per ADR in the period was R$ 1.1825. In the 3Q07, the Company recorded a profit of R$ 150.3 million, equivalent to R$ 0.41467 per share, while the profit per ADR in the period was US$ 1.1275.

Indebtedness

Net Debt

By the end of the 3Q08, the debt bound to the exchange variation, not considering hedge adjustments, amounted to R$ 682.6 million. On September 30, 2008, Brasil Telecom counted on protection to 51.0% of the debt bound to the exchange rate variation, resulting in an exposure of only 8.4% of the whole debt.

Brasil Telecom contracted operations with U.S. Dollar options to hedge the cash flow pegged to the debt denominated in foreign currency against substantial hikes in the U.S. Dollar.

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By the end of the 3Q08, these operations recorded net gains of R$ 3.7 million in the current period.1. These operations refer to call options fully financed by the sale of put options, with equal strike price for both operations. The maturity of the operations will occur in February 2009, when Brasil Telecom S.A. will be forced to purchase US$ 64 million, in case the dollar rate is below the strike price, or will be entitled to purchase US$ 80 million, in case the dollar rate is above the strike price.

By the end of the 3Q08, Brasil Telecom’s consolidated net debt totaled R$ 1,182.4 million, 54.9% higher than that recorded by the end of September 2007, mainly due to the Capex increase, payment of interest on equity/dividends and lower working capital.

Investment

CAPEX	3Q08	2Q08	3Q08/2Q08
			(%)

Network Expansion	100.9	60.4	66.9
Conventional Telephony	-	0.1	N.A.
- Transmission Backbone	26.4	19.6	34.2
- Data Network	65.5	46.1	42.1
- Intelligent Network	5.9	4.3	36.3
- Network Management Systems	2.9	0.4	601.9
- Other Investments in Network Expansion	0.2	(10.1)	N.A.
Network Operation	93.9	66.1	42.0
Public Telephony	0.5	4.4	(88.1)
Information Technology	30.7	16.6	85.1
Personnel Expansion	23.2	22.6	2.6
Others	157.4	79.6	97.8
Financial expenses for Expansion	11.4	5.8	97.3

Total Fixed Telephony	418.1	255.5	63.6

BrT Celular	190.0	556.9	(65.9)
Total Mobile Telephony	190.0	556.9	(65.9)

Total Investment	608.1	812.4	-25.1

Reconciliation with Cash Flow:
Variation between Economical and Financial Investments	(404.5)	(519.7)	N.A.

Investment Cash Flow applied to Permanent Assets	203.7	292.7	-30.4

-.-.-.-.-.-.-.-.-.-.-.-

____________________________________
1 O método utilizado para o cálculo do valor justo das opções foi o de Black&Scholes, adaptado por Garman-Kohlhagen para considerar características específicas de opções cambiais.

Page: 89

09.01 - EQUITIES IN CONTROLLED AND/OR AFFILIATED COMPANIES

1- ITEM	2 - CONTROLLED/AFFILIATED COMPANY NAME	3 - CORPORATE TAXPAYER ID (CNPJ)	4 - CLASSIFICATION	5-%EQUITY IN CAPITAL OF INVESTED	6 - % NET EQUITY OF INVESTOR
7 - COMPANY TYPE		8 - NUMBER OF SHARES HOLD IN CURRENT QUARTER (Units)		9 - NUMBER OF SHARES HOLD IN PREVIOUS QUARTER (Units)
01 BRASIL TELECOM S.A.		76.535.764/0001-43	PUBLICLY TRADED COMPANY	67.26	72.23
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES			368,228,201		368,228,201
02 NOVA TARRAFA PARTICIPAÇÕES LTDA.		03.001.341/0001-70	LIMITED LIABILITY COMPANY	99.99	0.04
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES			32,624,928		32,624,928
03 NOVA TARRAFA INC.		. . / -	LIMITED LIABILITY COMPANY	100.00	0.01
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES			1,003		1,003

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16.01 - OTHER INFORMATION CONSIDERED AS RELEVANT BY THE COMPANY

By fulfilling the Regulation for Differentiated Practices of Corporate Governance, the Company discloses the additional information below, related to the shareholders composition:

1. OUTSTANDING SHARES

Position: 09/30/2008	In share units
Shareholder	Common Shares	%	Preferred Shares	%	Total	%
Direct and Indirect Controlling	80,364,850	59.96	8,372,799	3.64	88,737,649	24.38
Managers
Board of Executive Officers	29	0.00	25	0.00	54	0.00
Audit Council	6	0.00	6	0.00	12	0.00
Treasury Stock	1,480,800	1.10	-	0.00	1,480,800	0.41
Other Shareholders	52,186,003	38.94	221,564,695	96.36	273,750,698	75.21
Total	134,031,688	100.00	229,937,525	100.00	363,969,213	100.00
Outstanding Shares in Market	52,186,009	38.94	221,564,701	96.36	273,750,710	75.21

Note: For purposes of composition of this chart, all members (effective and deputies) of the Administration Council, Board of directors and Audit Council are considered. The shares owned by the members of the Audit Council are considered outstanding shares.

Position: 09/30/2008	In share units
Shareholder	Common Shares	%	Preferred Shares	%	Total	%
Direct and Indirect Controlling	81,684,795	60,94	12,770,113	5.55	94,454,908	25.95
Managers
Board of Executive Officers	29	0.00	25	0.00	54	0.00
Board of Directors	-	0.00	2,025	0.00	2,025	0.00
Audit Council	6	0.00	6	0.00	12	0.00
Treasury Stock	1,480,800	1.10	-	0.00	1,480,800	0.41
Other Shareholders	50,866,058	38.94	221,564,695	96.36	273,750,698	75.21
Total	134,031,688	100.00	229,937,525	100.00	363,969,213	100.00
Outstanding Shares in Market	52,186,009	37.96	217,165,362	94.45	268,031,426	73.64

Note: The shares owned by the members of the Audit Council are considered outstanding shares.

2. POSITION OF SHAREHOLDERS OWNERS OF MORE THAN 5% OF SHARES OF EACH TYPE AND CLASS, UP TO INDIVIDUALS LEVEL (Position on 09/30/2008)

Brasil Telecom Participações S.A.		In share units
Company Name	CPF/CNPJ	Nationality	Common Shares	%	Preferred Shares	%	Total Shares	%
Solpart Participações S.A.	02.607.736/0001-58	Brazilian	68,907,15	51.41			68,907,150	18.93
Copart 1 Participações S.A.	09.338.797/0001-06	Brazilian			76,645,842	33.33	76,645,842	21.06
Previ	33.754.482-0001/24	Brazilian	6,895,67	5.14	6,586,943	2.86	13,482,621	3.70
Cyrte Fund III	-	Dutch	1,412,10	1.05	11,899,960	5.18	13,312,060	3.66
Treasury Stock	-	-	1,480,80	1.10	-	-	1,480,800	0.41
Others	-	-	55,335,96	41.30	134,804,780	58.63	190,140,740	52.24
Total			134,031,68	100.00	229,937,525	100.00	363,969,213	100.00

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	In share units
Solpart Participações S.A.
Company Name	CPF/CNPJ	Nationality	Common Shares	%	Preferred Shares	%	Total Shares	%
Invitel S.A.	02.465.782-0001/60	Brazilian	2,126,999,984	100.00			2,126,999,984	100.00
Others	-		16	0.00			16	0.00
Total		-	2,127,000,000	100.00	-	-	2,127,000,000	100.00

Invitel S.A.	In share units
Company Name	CPF/CNPJ	Nationality	Common	%	Preferred	%	Total Shares	%
			Shares		Shares
Investidores Institucionais FIP	01.909.558/0001-57	Brazilian	545,017,644	31.48			545,017,644	31.48
CVC International Brazil LP	-	Cayman	504,767,818	29.15			504,767,818	29.15
PREVI – Caixa Previdência dos	33.754.482/0001-24	Brazilian	334,618,722	19.33	-	-	334,618,722	19.33
Funcionários do Banco do Brasil
Fundação 14 de Previdência	00.493.916/0001-20	Brazilian	108,512,022	6.27			108,512,022	6.27
Privada
Opportunity Fund		Cayman	106,968,717	6.18	-	-	106,968,717	6.18
Others	-		131,482,939	7.59			131,482,939	7.59
Total	-		1,731,367,862	100.00			1,731,367,862	100.00

Copart 1 Participações	In share units
Company Name	CPF/CNPJ	Nationality	Common Shares	%	Preferred Shares	%	Total Shares	%

Solpart Participações S.A.	04.030.087/0001-09	Brazilian	799	100.00	-	-	799	100.00
José Luís Magalhães Salazar	902.518.577-00	Brazilian	1	0.00	-	-	1	0.00
Total	-		800	100.00			800	100.00

Solpart Participações S.A.	In share units
Company Name	CPF/CNPJ	Nationality	Common Shares	%	Preferred Shares	%	Total Shares	%
Telemar Norte Leste S.A.[1]	33.000.118/0001-79	Brazilian	5,500,006	100.00	10,999,989	100.00	16,499,995	100.00
Others	-		5	0.00	0	0.00	5	0.00
Total	-		5,500,011	100.00	10,999,989	100.00	16,500,000	100.00

-.-.-.-.-.-.-.-.-.-

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17.01 – REPORT ON SPECIAL REVIEW – NO EXCEPTIONS

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

To the Shareholders, Board of Directors and Management of
Brasil Telecom Participações S.A.
Brasília - DF

1.	We have reviewed the accounting information included in the accompanying interim financial statements of Brasil Telecom Participações S.A. (“Company”) and subsidiaries, for the third quarter ended September 30, 2008, consisting of the individual (Company) and consolidated balance sheets, the related statements of income and cash flows, the performance report and the related notes, prepared under the responsibility of the Company’s management.

2.	Our review was conducted in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Brazilian Federal Accounting Council (CFC), and consisted, principally, of: (a) inquiries of and discussions with certain officials of the Company who have responsibility for accounting, financial and operating matters about the criteria adopted in the preparation of the interim financial statements; and (b) review of the information and subsequent events that have, or might have had, material effects on the financial position and results of operations of the Company.

3.	Based on our review, we are not aware of any material modifications that should be made to the accounting information included in the interim financial statements referred to in paragraph 1 for them to be in conformity with standards established by the Brazilian Securities and Exchange Commission (CVM), specifically applicable to the preparation of the interim financial statements, including CVM Instruction No. 469/08.

4.	As mentioned in note 2, on December 28, 2007, Law No. 11,638 was enacted, altering, revoking and adding new provisions to Law No. 6,404/76 (Brazilian Corporate Law). This Law is effective for fiscal years beginning on or after January 1, 2008 and introduced changes in Brazilian accounting practices. Although this Law has already become effective, certain changes introduced by it are subject to regulation by regulatory agencies before being fully applied by companies. Accordingly, during this transition phase, CVM, through the Instruction No. 469/08, has permitted companies not to apply all the provisions of Law No. 11,638/07 in the preparation of the interim financial statements. Thus, the accounting information contained in the interim financial statements for the third quarter ended September 30, 2008 have been prepared in conformity with specific instructions of the CVM and do not include all the changes in accounting practices introduced by Law No. 11,638/07.

5.	As mentioned in note 2, the statement of cash flows for the quarter ended September 30, 2007 was restated pursuant to Brazilian Securities and Exchange Commission (CVM) Resolution No. 547, of August 13, 2008.

6.	The accompanying interim financial statements have been translated into English for the convenience of readers outside Brazil.

Brasília, October 14, 2008, except for Notes 4 and 42, as to which the date is October 20, 2008

DELOITTE TOUCHE TOHMATSU	Marco Antonio Brandão Simurro
Auditores Independentes	Engagement Partner

Page: 93

19.01 - DESCRIPTION OF MODIFIED INFORMATION

The present re-presentation refers to Chart 4.01 “NOTES TO THE FINANCIAL STATEMENTS” item 4 – “ FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES (FINANCIAL INSTRUMENTS) AND RISK ANALYSIS”, letters b” and “d”, and aims at showing the adjustment to CVM Resolution nr. 550, of 10/17/08; and Chart 4.01 “NOTES TO THE FINANCIAL STATEMENTS” item 42 “SUBSEQUENT EVENTS”, which deals with the approval by ANATEL of amendments to the proposal for revision of the General Granting Plan (“PGO”) and the General Telecommunications Regulation Updating Plan (PGR) on 10/16/2008.

-.-.-.-.-.-.-.-.-.-

Page: 94

CONTENTS

GROUP	CHART	DESCRIPTION	PAGE
01	01	IDENTIFICATION	1
01	02	ADDRESS OF COMPANY’S HEADQUARTERS	1
01	03	INVESTORS RELATIONS OFFICER (Address for correspondence to Company)	1
01	04	REFERENCE / AUDITOR	1
01	05	COMPOSITION OF CAPITAL STOCK	2
01	06	COMPANY’S CHARACTERISTICS	2
01	07	SUBSIDIARIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER	2
01	09	ISSUED CAPITAL AND CHANGES IN CURRENT YEAR	3
01	10	INVESTOR RELATIONS OFFICER	3
02	01	BALANCE SHEET – ASSETS	4
02	02	BALANCE SHEET - LIABILITIES	5
03	01	STATEMENT OF INCOME	7
04	01	NOTES TO THE FINANCIAL STATEMENTS	9
05	01	COMMENTS ON THE COMPANY PERFORMANCE IN THE QUARTER	74
06	01	BALANCE SHEET - CONSOLIDATED ASSETS	75
06	02	BALANCE SHEET - CONSOLIDATED LIABILITIES	76
07	01	CONSOLIDATED STATEMENT OF INCOME	79
08	01	COMMENTS ABOUT CONSOLIDATED PERFORMANCE IN THE QUARTER	82
09	01	EQUITIES IN CONTROLLED AND/OR AFFILIATED COMPANIES	90
16	01	OTHER INFORMATION CONSIDERED AS RELEVANT BY THE COMPANY	91
17	01	REPORT ON SPECIAL REVIEW	93
19	01	DESCRIPTION OF MODIFIED INFORMATION	94
		BRASIL TELECOM S.A.
		NOVA TARRAFA PARTICIPAÇÕES LTDA.
		NOVA TARRAFA INC.	/90

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 01, 2008

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Paulo Narcélio Simões Amaral
Name: Paulo Narcélio Simões Amaral Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.